UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Idenix Pharmaceuticals, Inc.

(Name of Subject Company)

Idenix Pharmaceuticals, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

45166R204

(CUSIP Number of Class of Securities)

Ronald C. Renaud, Jr.

President and Chief Executive Officer

Idenix Pharmaceuticals, Inc.

320 Bent Street

Cambridge, Massachusetts 02141

(617) 995-9800

With copies to:

Francis J. Aquila

Krishna Veeraraghavan

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Idenix Pharmaceuticals, Inc., a Delaware corporation (the “Company,” “we” or “us”). The Company’s principal executive offices are located at 320 Bent Street, Cambridge, Massachusetts 02141. The Company’s telephone number at such address is (617) 995-9800.

Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.001 per share. As of June 18, 2014, there were (i) 151,379,334 shares of common stock issued and outstanding, each of which we refer to in this Schedule 14D-9 as a “Share” and (ii) 8,279,759 Shares issuable upon exercise of outstanding stock options.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The filing person is the subject company. The name, business address and business telephone number of the Company are set forth above in “Item 1. Subject Company Information — Name and Address.”

Offer.

This Schedule 14D-9 relates to the tender offer by Imperial Blue Corporation, a Delaware corporation and a wholly-owned subsidiary of Merck & Co., Inc., a New Jersey corporation, to purchase all of the issued and outstanding Shares at a purchase price of $24.50 per Share, which we refer to in this Schedule 14D-9 as the “Offer Price”, net to the seller in cash, without interest, less any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 20, 2014. We refer in this Schedule 14D-9 to Imperial Blue Corporation as “Merger Sub” and to Merck & Co., Inc. as “Parent”. We refer to Parent, together with Merger Sub, as the “Offerors”. We refer to the Offer to Purchase, and terms and conditions of the tender offer set forth therein, as it may be amended or supplemented from time to time, as the “Offer to Purchase”, and the related Letter of Transmittal, as it may be amended or supplemented from time to time, as the “Letter of Transmittal”, and, collectively with the Offer to Purchase, the “Offer”.

The Offer is described in a Tender Offer Statement on the Schedule TO filed by Parent and Merger Sub with the United States Securities and Exchange Commission, which we refer to as the “SEC”, on June 20, 2014, which we refer to, as it may be amended or supplemented from time to time, as the “Schedule TO”. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to this Schedule 14D-9, respectively, and are hereby incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 8, 2014, among the Company, Parent and Merger Sub, which we refer to, as it may be amended or modified from time to time, as the “Merger Agreement”. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company, which we refer to as the “Merger”, pursuant to the provisions of the General Corporation Law of the State of Delaware, with the Company surviving as a wholly-owned subsidiary of Parent, and which we refer to as the “Surviving Corporation”. We refer to the provisions of the General Corporation Law of the State of Delaware in this Schedule 14D-9 as the “DGCL”.

At the effective time of the Merger, which we refer to in this Schedule 14D-9 as the “Effective Time”, each Share not acquired in the Offer (other than (i) Shares owned by Parent, Merger Sub, the Company or any of their respective direct or indirect wholly-owned subsidiaries, and in each case not held on behalf of third parties, and (ii) Shares held by stockholders who properly demand appraisal of such Shares pursuant to Section 262 of the DGCL) will, at the Effective Time of the Merger, be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any applicable withholding of taxes. The cash consideration to be received by stockholders that do not tender their Shares in the Offer pursuant to the Merger, which equals the Offer Price, is sometimes referred to in this Schedule 14D-9 as the “Merger Consideration”.

The Merger Agreement provides that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger upon the acquisition by Merger Sub in the Offer of at least such percentage of the stock of the Company as would be required to adopt the Merger Agreement at a meeting of stockholders, which in the case of the Company is one Share more than 50% of the number of Shares that are then issued and outstanding. If the Merger is effected pursuant to Section 251(h) of the DGCL, no vote of the stockholders of the Company will be required to consummate the Merger.

The Offer is initially scheduled to expire at 5:00 p.m., Eastern Time, on August 4, 2014. In this Schedule 14D-9, we refer to this date, as it may be extended in accordance with the Merger Agreement, as the “Expiration Date”. Subject to the terms and conditions of the Merger Agreement and to the satisfaction or waiver by Merger Sub of the conditions to the Offer, Merger Sub will, on or after the Expiration Date, accept for payment all Shares validly tendered and not withdrawn pursuant to the Offer. We refer to the time of Merger Sub’s acceptance for payment of such tendered Shares in this Schedule 14D-9 as the “Acceptance Time”.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal.

As set forth in the Schedule TO, the address of the principal executive offices of the Offerors is One Merck Drive, P.O. Box 100, Whitehouse Station, New Jersey 08889-0100, and the telephone number at such principal offices is (908) 423-1000. Upon filing this Schedule 14D-9 with the SEC, the Company will make this Schedule 14D-9 publicly available on its website at www.idenix.com.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Schedule 14D-9, or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates and (i) any of the Company’s executive officers, directors or affiliates or (ii) the Offerors or any of their respective executive officers, directors or affiliates.

Relationship with the Offerors and Certain of Their Affiliates.

Merger Agreement.

On June 8, 2014, the Company, Parent and Merger Sub entered into the Merger Agreement. A summary of the Merger Agreement is contained in the Offer to Purchase in Section 11 under the heading “The Merger Agreement; Other Agreements — Merger Agreement” and is hereby incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is hereby incorporated herein by reference.

Stockholders of the Company and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been provided solely to inform stockholders of the Company of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact but, rather, as a method of allocating risk among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by stockholders of the Company or stockholders of Parent. Neither stockholders of the Company, nor any other third parties should rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Merger Sub or any of their respective subsidiaries or affiliates. Factual disclosures about the Company contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement.

Support Agreement.

Concurrently with the execution of the Merger Agreement, Parent and Merger Sub entered into a support agreement, which we refer to in this Schedule 14D-9 as the “Support Agreement”, with The Baupost Group, L.L.C., a Massachusetts limited liability corporation, which we refer to in this Schedule 14D-9 as “Baupost”. Pursuant to the terms of the Support Agreement, Baupost has agreed, among other things, to vote against (i) any action or agreement that would be reasonably expected to result in the Company’s breach of the Merger Agreement, Baupost’s breach of the Support Agreement or failure of satisfying conditions to the Offer, (ii) any change to the Company’s board of directors that is not recommended by the current board of directors of the Company and (iii) any acquisition proposal or other action intended to adversely affect or prevent the consummation of the Offer or Merger. Solely with respect to such obligations, Baupost has irrevocably appointed Parent as its attorney and proxy to vote the Shares held by Baupost that are subject to the Support Agreement. Baupost has also agreed not to (i) solicit any acquisition proposal, (ii) provide any nonpublic information relating to the Company to anyone who has made or could be reasonably expected to make an acquisition proposal or (iii) participate in any such inquiries, proposals, offers, discussions or negotiations, unless the Company is permitted to take any such action pursuant to the Merger Agreement. Moreover, Baupost must immediately cease any ongoing solicitation, encouragement, discussion or negotiation regarding any acquisition proposal or potential acquisition proposal. The Shares held by Baupost subject to the Support Agreement comprise approximately 14.9% of all outstanding Shares in the aggregate, and the Support Agreement prohibits the transfer of such Shares. The Support Agreement will terminate upon termination of the Merger Agreement in accordance with its terms, the termination of the Offer and upon certain other circumstances. A summary of the Support Agreement is contained in the Offer to Purchase in Section 11 under the heading “The Merger Agreement; Other Agreements — Support Agreement” and is incorporated by reference herein. This summary does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Confidentiality Agreements.

Parent and the Company entered into a confidentiality and standstill agreement, effective as of May 15, 2014, as amended from time to time. Under the terms of this confidentiality and standstill agreement, Parent agreed that, subject to certain exceptions, all nonpublic information made available by the Company to Parent or its representatives would be kept confidential and used by Parent and its representatives solely for the purpose of evaluating and negotiating a possible mutually agreed business combination between Parent and the Company and would be kept confidential except as provided in the confidentiality and standstill agreement. This confidentiality and standstill agreement includes a “standstill” provision that prohibits Parent and its representatives from taking certain actions with respect to the Company for a period of one year from the date of such agreement subject to certain customary exceptions and termination provisions.

Arrangements with Current Executive Officers and Directors of the Company.

Certain of the Company’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that are different from, or in addition to, the interests of holders of Shares generally. The Company’s board of directors, which we refer to in this Schedule 14D-9 as the “Board”, was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in “Item 4. The Solicitation or Recommendation — Background and Reasons for the Recommendation — Reasons for Recommendation.”

For further information with respect to the arrangements between the Company and its named executive officers, see the information included under “Item 8. Additional Information — Golden Parachute Compensation” (which is hereby incorporated into this Item 3 by reference).

Effect of the Offer and the Merger Agreement on Company Options.

The Merger Agreement provides that each holder of an outstanding option to purchase Shares, each of which we refer to as a “Company Option”, granted under the Company’s stock plans (other than under the 2014 Employee Stock Purchase Plan) will receive notice pursuant to which all of the holder’s outstanding Company Options will vest in full and may be exercised (contingent on, and effective immediately after, the consummation of the Offer) by such holder beginning on the date of such notice through the date that is five business days prior to the Acceptance Time in accordance with the terms of the applicable stock plan.

To the extent that any outstanding Company Option is not exercised prior to the Acceptance Time, then, at the Acceptance Time, each Company Option will, automatically and without any required action on the part of the holder, be cancelled and converted into only the right to receive (without interest) an amount in cash (less applicable withholdings) equal to the product of (i) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per share of the Company Option, and (ii) the number of Shares underlying the Company Option, which amount will be paid by Parent or the Company as soon as reasonably practicable (but in any event within three business days) following the Acceptance Time. Company Options with an exercise price that is equal to or greater than the Merger Consideration at the Acceptance Time will, at the Acceptance Time, automatically be forfeited for no consideration.

Based upon holdings of Company Options as of June 18, 2014 and an Offer Price of $24.50, the estimated consideration that the Company’s executive officers and the non-employee directors would receive with respect to unvested Company Options is as follows: Mr. Renaud, $16,598,149 in the aggregate based on the cash-out of 939,065 unvested Company Options; Ms. Beckman, $3,799,858 in the aggregate based on the cash-out of 217,500 unvested Company Options; Dr. Dumas, $3,825,220 in the aggregate based on the cash-out of 223,959 unvested Company Options; Mr. Fanning, $2,529,286 in the aggregate based on the cash-out of 144,999 unvested Company Options; Dr. Mayers, $4,051,425 in the aggregate based on the cash-out of 233,750 unvested Company Options; Ms. Stahl, $3,986,389 in the aggregate based on the cash-out of 225,835 unvested Company Options; and the six non-employee directors (as a group), $2,310,000 in the aggregate based on the cash-out of 130,000 unvested Company Options. The preceding amounts do not reflect the cash-out of Company Options that are currently vested and exercisable.

The Merger Agreement also provides that the Company will take all actions necessary to cause the 2014 Employee Stock Purchase Plan not to commence an offering period to purchase Shares that would otherwise begin after the date of the Merger Agreement or to accept payroll deductions to be used to purchase Shares under the 2014 Employee Stock Purchase Plan and to cause the 2014 Employee Stock Purchase Plan to terminate prior to the time than an offering period would otherwise begin.

Employment Agreements.

The Company previously entered into employment agreements with each of its executive officers. The employment agreements provide executive officers with certain severance benefits in the event of a qualifying termination of employment in connection with a change in control of the Company, which would include the transactions that will be effected as of the Acceptance Time.

If an executive officer’s employment is terminated (i) by the Company without “cause” or (ii) by the executive for “good reason”, in each case within one year following the Acceptance Time, the executive officer is entitled to receive (x) a lump sum payment equal to two times base salary and bonus, with the bonus calculated as the greater of (a) the target bonus for the year in which termination occurs or (b) the bonus earned for the year preceding termination; and (y) payment by the Company of premiums for continuation of group health and dental coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, which we refer to as “COBRA”, for up to 12 months (18 months for Mr. Renaud) following the termination of employment. The executive officers (other than Dr. Dumas) are also entitled to continued payment of life insurance premiums for 12 months following such a termination of employment provided such continued coverage is permitted under the applicable plan; however the Company’s plan currently does not provide for such continued coverage. In addition, the employment agreements provide for accelerated vesting of all outstanding equity awards (see “— Effect of the Offer and the Merger Agreement on Company Options” above for a description of the treatment of Company Options in the Merger Agreement). All severance payments and benefits are subject to execution of a release in favor of the Company. The employment agreements provide that payments that would be subject to the imposition of an excise tax under Section 4999 of the U.S. Internal Revenue Code of 1986, as amended will be reduced to the maximum amount that will result in no excise tax, if the net after-tax amount of such reduced payments are greater than the amount that the executive officer would receive without any such reduction.

Based on compensation levels as of June 18, 2014, the estimated value of severance payments and benefits (excluding the value attributable to accelerated vesting of outstanding equity awards) to which the executive officers would be entitled on a termination of employment without cause or for good reason, in each case within one year following the Acceptance Time, is as follows: Mr. Renaud, $1,792,697; Ms. Beckman, $1,056,798; Mr. Fanning, $764,298; Dr. Mayers, $1,161,798; Ms. Stahl, $1,041,798; and Dr. Dumas, $1,041,798.

Mr. Renaud and Dr. Dumas are subject to non-competition and non-solicitation covenants that continue to apply for 18 months and 12 months, respectively, following a termination of employment for any reason. The executive officers other than Mr. Renaud and Dr. Dumas are subject to non-competition and non-solicitation covenants that continue to apply for twelve months following a termination of employment without “cause” or for “good reason”.

Under the employment agreements, “cause” is generally defined to mean a good faith finding by the Company that the executive officer has engaged in (i) willful fraud or willful material dishonesty in connection with employment by the Company; (ii) intentional failure to substantially perform the executive officer’s duties or gross neglect in the performance of such duties; (iii) gross misconduct that is materially detrimental to the Company’s reputation, goodwill or business operations; (iv) breach of any restrictive covenants; or (v) the executive officer’s conviction of, or plea of nolo contendere to, a charge of commission of a felony; provided that prior to any termination for cause the executive officer is given written notice and a reasonable opportunity to cure. “Good reason” generally means (i) any adverse change in the executive officer’s title or a material diminution in the executive officer’s authority or responsibilities; (ii) a reduction in base salary, the target bonus or target equity amount; or (iii) the primary place of the executive officer’s employment is relocated by the Company to a location more than 40 miles from Cambridge, Massachusetts.

Compensation Actions Between Signing of Merger Agreement and Completion of Merger.

Under the terms of the Merger Agreement, the Company may take certain compensation actions prior to the completion of the Merger that may affect its executive officers. During this interim period, the Company may make annual and merit-based increases in employees’ salaries and wages that do not exceed 3% per individual and 2% in the aggregate consistent with past practice. The Company also may increase or grant compensation in the ordinary course of business in connection with routine promotions and make employer-matching contributions to the Company 401(k) plan. In addition, no later than the Acceptance Time, the Company will take all actions reasonably necessary to cause each employee of the Company that is employed as of the Acceptance

Time, each of whom we refer to as a “Continuing Employee”, to become 100% vested in the Continuing Employee’s account under the Company’s 401(k) plan no later than the day preceding the Acceptance Time.

Treatment of 2014 Annual Bonuses.

If the Acceptance Time occurs during calendar year 2014, the Merger Agreement provides that the Parent will cause the Company to pay each Continuing Employee who is a participant in the Company’s FY 2014 Employee Bonus Plan and who either (i) remains employed by Parent or its affiliates through December 31, 2014, or (ii) is terminated from employment by Parent or its affiliates without cause on or after the Acceptance Time and prior to January 1, 2015, an annual incentive amount equal to no less than the employee’s target bonus level. The fiscal year 2014 bonus will be paid at the same time as bonuses would otherwise be paid under such employee bonus plan.

Employee Matters Following Closing.

The Merger Agreement provides that during the period commencing at the Acceptance Time and ending on the last day of the calendar year following the calendar year in which the Acceptance Time occurs, Parent will provide, or cause to be provided, to each Continuing Employee, (i) base salary and annual target cash incentive opportunity (excluding equity-based compensation and benefits) that are, in each case, no less than those provided by the Company and its subsidiaries immediately prior to the Acceptance Time to the Continuing Employee, (ii) welfare benefits and perquisites (excluding equity-based compensation and benefits) that are substantially comparable in the aggregate to those provided under the Company’s benefit plans immediately prior to the Acceptance Time under either the Company’s benefit plans or employee benefit plans maintained by Parent or its affiliates, at Parent’s discretion and (iii) severance benefits that are no less favorable than the severance benefits provided by Parent under the Merck & Co., Inc. U.S. Separation Benefits Plan.

In addition, Parent and its subsidiaries will cause any Parent benefit plans in which the Continuing Employees are eligible to participate following the Acceptance Time to take into account all service to the Company as if such service were with Parent for purposes of vesting, benefit accrual (solely for purposes of determining severance, vacation and sick time credit) and eligibility, except to the extent that such recognition would result in a duplication of benefits. Parent and its subsidiaries also will use reasonable best efforts to cause any benefit plans maintained for the benefit of the Continuing Employees after the Acceptance Time to cause (i) each Continuing Employee to be immediately eligible to participate, without any waiting time, in those benefit plans to the extent coverage in that plan is replacing comparable coverage under a benefit plan in which the Continuing Employee participated prior to the Acceptance Time and (ii) evidence of insurability requirements, pre-existing condition exclusions and actively-at-work requirements of medical, dental, pharmaceutical and vision plans to be waived to the same extent waived or inapplicable under comparable plans of the Company. Parent will cause any eligible expenses incurred by any Continuing Employee and his or her covered dependents during the year to be taken into account under Parent’s plans for purposes of deductible, coinsurance and maximum out-of-pocket requirements applicable to the Continuing Employee and his or her covered dependents.

As of the date of this Schedule 14D-9, none of the executive officers have entered into any agreement, arrangement or understanding with Parent, Merger Sub or their affiliates to provide continuing employment with, or the right to convert into or reinvest or participate in the equity of, Merger Sub, the Surviving Corporation or any of its subsidiaries. Moreover, as of the date of this Schedule 14D-9, no discussions have occurred between the executive officers and representatives of Parent, Merger Sub or their affiliates with respect to any such agreement, arrangement or understanding. Although it is possible that the Company’s executive officers will enter into arrangements with Parent, Merger Sub or their affiliates regarding employment and severance arrangements with, and the right to purchase or participate in the equity of, Parent, as of the date of this Schedule 14D-9, no discussions have occurred between the Company’s executive officers and representatives of Parent, Merger Sub or their affiliates regarding any such arrangements, and there can be no assurance that any parties will reach an agreement.

Indemnification; Directors’ and Officers’ Insurance.

The Merger Agreement provides that from and following the Effective Time, each present and former director, officer and employee of the Company and its subsidiaries is entitled to continued indemnification and advancement of expenses arising out of such indemnified party’s service as director, officer or employee of the Company or any of its subsidiaries at or prior to the Effective Time. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. For additional information regarding these arrangements, see “Section 11 — The Merger Agreement; Other Agreements — Merger Agreement — Directors’ and Officers’ Indemnification and Insurance” in the Offer to Purchase.

Section 16 Matters.

Pursuant to the Merger Agreement, the Company has agreed to take all actions reasonably necessary to cause the transactions contemplated by the Merger Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by the Merger Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended, which we refer to in this Schedule 14D-9 as the “Exchange Act”, to be exempt under Rule 16b-3 under the Exchange Act.

Beneficial Ownership Table

The following table sets forth information regarding the beneficial ownership of our common stock as of June 13, 2014 by:

•	each person or group known by us to beneficially own more than 5% of our outstanding common stock;

•	each of our directors, including our president and chief executive officer;

•	each of our other named executive officers; and

•	all of our current executive officers and directors as a group.

Unless otherwise indicated, to our knowledge, each of the persons named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned, subject to community property laws where applicable.

Name and Address of Beneficial Owner (1)	Shares of Common Stock Beneficially Owned (2)		Shares of Common Stock Issuable Under Stock Options (2)	Percentage of Common Stock Outstanding (3)
5% Stockholders
The Baupost Group, L.L.C.	53,331,109	(4)	—	35.2%
Novartis AG	33,320,674	(5)	—	22.0%
Brookside Capital Trading Fund, L.P.	13,115,858	(6)	—	8.7%
T. Rowe Price Associates, Inc.	9,572,102	(7)	—	6.3%

Directors
Ronald C. Renaud, Jr.	89,990		1,494,072	1.0%
Wayne T. Hockmeyer	41,708		183,333	*
Thomas R. Hodgson	92,324		183,333	*
Tamar D. Howson	—		101,666	*
Denise Pollard-Knight	—		163,333	*
Charles Rowland	—		35,000	*
Michael S. Wyzga	—		63,333	*

Name and Address of Beneficial Owner (1)	Shares of Common Stock Beneficially Owned (2)		Shares of Common Stock Issuable Under Stock Options (2)		Percentage of Common Stock Outstanding (3)

Other Executive Officers
Daniella Beckman	—		206,832		*
Jacques Dumas, Ph.D.	—		36,459		*
Paul Fanning	1,300		255,001		*
Douglas Mayers, M.D.	30,000	(8)	488,125		*
Maria Stahl	—		326,249		*
David Standring, Ph.D.	173,500	(9)	499,075	(10)	*
All current directors and executive officers as a group (13 persons)	255,322		3,536,736		2.5%

*	Less than 1% of the shares of total common stock outstanding as of June 13, 2014.
(1)	The address of Novartis AG is Lichtstrasse 35 CH-4002 Basel, Switzerland. The address of The Baupost Group, L.L.C. is 10 St. James Avenue, Suite 1700, Boston, MA 02116. The address of Brookside Capital Trading Fund, L.P. is John Hancock Tower, 200 Clarendon Street, Boston, MA 02116. The address of T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, MD 21202. The address of all our executive officers and directors is c/o Idenix Pharmaceuticals, Inc., 320 Bent Street, Cambridge, Massachusetts 02141.
(2)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares of our common stock. Shares of our common stock issuable under stock options that are exercisable within 60 days after June 13, 2014 are deemed outstanding and are included for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.
(3)	On June 13, 2014, there were 151,308,571 shares of our common stock outstanding.
(4)	Consists of 53,331,109 shares held by Baupost. The information is based solely on information set forth in a Schedule 13D/A filed with the SEC on February 4, 2014 jointly by Baupost, Baupost Value Partners, L.P. IV, or BVPIV, Baupost Limited Partnership 1983 C-1, or BLPC, SAK Corporation and Seth A. Klarman. Baupost is a registered investment adviser and acts as an investment adviser to certain private investment limited partnerships, including BVPIV and BLPC. SAK Corporation is the Manager of Baupost. Mr. Klarman, as the sole director and sole officer of SAK Corporation and a controlling person of Baupost, may be deemed to have beneficial ownership of the securities beneficially owned by Baupost.
(5)	Consists of 33,320,674 shares held by Novartis Pharma AG, a direct, wholly owned subsidiary of Novartis AG. This information is based solely on information set forth in a Schedule 13D/A filed with the SEC on April 3, 2014 jointly by Novartis AG and Novartis Pharma AG.
(6)	Consists of 13,115,858 shares held by Brookside Capital Trading Fund, L.P., a Delaware limited partnership, or the Brookside Fund. Brookside Capital Investors II, L.P., a Delaware limited partnership, or Brookside Investors II, is the sole general partner of the Brookside Fund. Brookside Capital Management, LLC, a Delaware limited liability company, is the sole general partner of Brookside Investors II. This information is based solely on information set forth in a Schedule 13G/A filed by such entities on February 12, 2014.
(7)	Consists of 9,572,102 shares owned by various individual and institutional investors which T. Rowe Price Associates, Inc., or Price Associates, serves as an investment advisor with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. This information is based solely on information set forth in a Schedule 13G/A filed with the SEC on February 11, 2014.
(8)	Consists of 30,000 shares held by Dr. Mayers’ spouse.
(9)	Includes 200 shares held by Dr. Standring’s spouse.
(10)	Dr. Standring ceased to serve as an executive officer of the Company on September 9, 2013. The options set forth on this table expire, if not sooner exercised, on September 9, 2014.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Board.

At a meeting held on June 8, 2014, the Board unanimously:

(i) approved and declared advisable the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the Support Agreement, upon the terms and subject to the conditions set forth in the Merger Agreement;

(ii) determined that the Merger Agreement and such transactions are fair to and in the best interests of the Company and its stockholders (other than Parent and its subsidiaries); and

(iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares into the Offer.

ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE COMPANY’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES INTO TO THE OFFER.

Background and Reasons for the Recommendation.

Background of the Offer and the Merger.

The Board and senior management of the Company, which we refer to as “senior management”, in the ordinary course review and assess the Company’s research and development activities relating to its clinical-stage candidates and the strategic alternatives available to the Company to enhance stockholder value. This review has included consideration of alternatives for commercializing those product candidates under various scenarios, including collaborative agreements with other companies and various business development and/or business combination strategies, and whether the continued execution of the Company’s business strategy as a stand-alone company, or a possible license or sale of assets to, or a business combination with, a third-party offers the best avenue to enhance stockholder value. In connection with its regular reviews of the Company’s strategic direction, on June 26, 2013 the Company engaged Centerview Partners LLC, which we refer to as “Centerview”, as the Company’s financial advisor. The Board determined that Centerview would be the most appropriate financial advisor based on Centerview’s substantial knowledge and expertise with respect to the pharmaceutical and biopharmaceutical industries generally.

In November 2013, representatives of the Company, including Ronald C. Renaud, Jr., the Company’s President and Chief Executive Officer and a member of the Board, and Eric S. Hoffman, Vice President, Corporate and Business Development, attended the American Association for the Study of Liver Diseases meeting in Washington, D.C. At the meeting and consistent with the Company’s practice of considering business opportunities in the ordinary course of business, Messrs. Renaud and Hoffman met with representatives from a company code-named Party A and a company code-named Party B to discuss a potential collaboration.

In December 2013, representatives from Parent contacted Mr. Renaud to express its interest in reviewing certain data regarding one of the Company’s product candidates, IDX-21437, when such data was available.

On February 28, 2014, Parent and the Company entered into a confidentiality agreement with respect to Parent’s review of certain data relating to IDX-21437.

On March 4, 2014, a representative of Parent and Messrs. Renaud and Hoffman met in Boston, Massachusetts to discuss IDX-21437.

On March 18 and 21, 2014, Mr. Hoffman and a representative from Party A had telephonic discussions regarding Party A’s interest in a potential collaboration or other business transaction with the Company and to schedule a meeting between Mr. Renaud and representatives of Party A at the annual meeting of the European Association for the Study of Liver, which we refer to as “EASL”, to discuss the Company and IDX-21437.

On April 1, 2014, representatives from the Company and Parent held a telephonic conference to discuss certain pre-clinical information related to IDX-21437.

On April 7, 2014, the Company issued a press release announcing promising clinical data and continued progress in its nucleotide prodrug development programs for the treatment of Hepatitis C, which we refer to as “HCV”. In this press release, the Company reported positive results from a seven-day proof of concept portion of a phase I/II clinical trial for IDX-21437 and announced that its goal was to initiate a combination clinical trial of IDX-21437 and samatasvir, the Company’s pan-genotypic NS5A inhibitor, in mid-2014.

On April 10, 2014, Messrs. Renaud and Hoffman had separate meetings with each of representatives from Parent, Party A and Party B at EASL to discuss their respective companies, HCV treatments generally and the Company’s clinical data and development plans for IDX-21437.

Following the EASL meeting, representatives of the Company continued discussions with representatives of Parent, Party A and Party B regarding the Company’s HCV programs.

On or about April 21, 2014, Mr. Renaud had a telephone conversation with Iain Dukes, Parent’s Senior Vice President of Business Development & Licensing. During this telephone conversation, Mr. Dukes expressed Parent’s interest in a potential business combination transaction to Mr. Renaud. Messrs. Renaud and Dukes agreed to schedule a meeting between representatives from their respective companies to continue discussions regarding each company’s clinical programs.

On April 22, 2014, representatives from the Company had a telephonic meeting with representatives of Party A to discuss data related to IDX-21437.

On April 29, 2014, Messrs. Renaud and Hoffman had a telephonic conversation with representatives of Party A. During this telephonic conversation, representatives of Party A made a verbal proposal to acquire all of the outstanding Shares of the Company for $9 to $10 per Share in cash and one contingent value right valued at $2 per Share conditioned on subsequent clinical developments with respect to the Company’s product candidates.

On May 1, 2014, the Company retained Sullivan & Cromwell LLP, who we refer to as “Sullivan & Cromwell”, as its legal counsel.

Also on May 1, 2014, the independent members of the Board held a telephonic meeting that was also attended by senior management and representatives from Centerview and Sullivan & Cromwell. Mr. Renaud updated the independent members of the Board regarding the discussions representatives of the Company had been having with representatives from Parent, Party A and Party B and informed them of the receipt of the unsolicited verbal proposal from Party A. Following discussion among the independent members of the Board, the independent members of the Board authorized senior management of the Company to continue having such discussions with these third parties.

Also on May 1, 2014, Messrs. Renaud and Dukes had a telephonic conversation, during which Mr. Renaud informed Mr. Dukes that the Company had received a proposal for a business combination transaction from another party. Mr. Renaud did not disclose the terms of the proposal.

On May 2, 2014, representatives of Party B delivered to Mr. Renaud a written proposal to acquire all of outstanding Shares for $1.145 billion, which implied a price per Share of $7.18, in cash based on information then available to Party B. Following receipt of this unsolicited proposal from Party B, Mr. Renaud spoke with several of the independent members of the Board to apprise them of the receipt of the proposal.

On May 5, 2014, representatives of Parent and the Company met in Cambridge, Massachusetts to discuss each company’s clinical products related to HCV and to review a proposal by Parent for a development plan that included compounds from both companies. At this meeting, representatives of the Company informed representatives of Parent, without specificity, that the Company had received a proposal from another party. The Company’s representatives advised Parent’s representatives that if Parent was interested in pursuing a business combination with the Company, Parent should also consider submitting a proposal in the near term in advance of an upcoming Company Board meeting.

On May 7, 2014, Mr. Renaud and Mr. Dukes met at an annual health care investor conference and discussed each of their respective companies and possibility of a potential transaction. Also on that same day, representatives of Centerview Partners had a telephonic conversation with representatives of Parent.

On May 9, 2014, Mr. Renaud and Mr. Dukes had a telephonic conversation. During this conversation, Mr. Dukes informed Mr. Renaud that Parent was interested in acquiring all of the outstanding Shares of the Company for $1.50 billion, which implied a price per Share of $9.78, in cash based on information then available to Parent, and thereafter representatives of Parent delivered a written proposal to that effect. Following this conversation, Mr. Renaud spoke with several of the independent members of the Board to apprise them of the receipt of the unsolicited proposal from Parent.

On May 13, 2014, the independent members of the Board held a meeting that was also attended by senior management and representatives from Centerview and Sullivan & Cromwell. Representatives from Sullivan & Cromwell reviewed with the Board its fiduciary duties under applicable law. Senior management provided an update on discussions that had occurred with representatives of Parent, Party A and Party B since the prior meeting of the independent members of the Board on May 1, 2014. Representatives from Centerview reviewed the financial terms of the three unsolicited proposals received from Parent, Party A and Party B and provided its preliminary financial analyses of the Company, including an overview of recent stock performance and other valuation considerations. Senior management and representatives from Centerview discussed with the independent members of the Board preliminary financial forecasts prepared by management. In connection with the discussion of the preliminary financial forecasts, the independent members of the Board also discussed value considerations related to Sovaldi, a product of Gilead Sciences, Inc., who is an adverse party to the Company in a number of litigation proceedings around the world related to patent and other matters related to Sovaldi and who we refer to as “Gilead”. At various times and throughout these discussions the independent members of the Board asked various questions of senior management and representatives of each of Centerview and Sullivan & Cromwell. Following, and based on, the foregoing discussions, the independent members of the Board determined that the Company should continue exploring its strategic alternatives. The independent members of the Board also discussed with representatives of Sullivan & Cromwell the existence of any potential conflicts of interest of the Board, senior management or its advisors and determined there are no such conflicts. The independent members of the Board then discussed whether parties in addition to Parent, Party A and Party B should be contacted to assess their interest in a potential transaction with the Company. The independent members of the Board discussed with representatives of Centerview the parties who would potentially have an interest in the Company based on such parties’ clinical programs and understanding of HCV indications, whether such parties would have the financial capability to pursue a transaction with the Company and the ability to move quickly and efficiently in a process, and their ability to obtain regulatory approval. The independent members of the Board also discussed the importance of maintaining the confidentiality of a process involving the exploration of a potential transaction and the impact of a leak on the business of the Company, including its partners and employees. Following these discussions, the independent members of the Board determined the Company should continue discussions with Parent, Party A and Party B. In addition, following discussions with senior management and representatives of Centerview, the independent members of the Board determined that a company code-named Party C should also be contacted regarding its interest in a potential transaction based on its familiarity with the Company and its HCV programs. The independent members of the Board determined not to contact any other parties regarding its interest in a potential transaction, including Novartis AG, a current stockholder of the Company and who we refer to as “Novartis”. This determination was based on concerns about confidentiality, the need to avoid disruption of the Company’s operations and the unique characteristics of each of the four parties it had determined to continue discussions with or contact that made them the most logical potential acquirers of the Company. In particular, the independent members of the Board noted that Novartis has communicated that it did not have any strategic interest with respect to the Company. The independent members of the Board directed senior management and representatives of Centerview to contact each of Parent, Party A, Party B and Party C to inform them that the Company would make available certain confidential information regarding the Company for their review subject to their execution of a confidentiality and standstill agreement and authorized senior management, in the case of Parent, Party A and Party B, to continue discussions with each of the parties with respect to exploring a potential transaction. The independent members of the Board also determined that following execution of each of these confidentiality and standstill agreements, senior management should discuss the Board’s determination to explore strategic alternatives for the Company with Baupost, the Company’s largest stockholder.

Later on May 13, 2014, Mr. Renaud and representatives of Centerview contacted representatives of each of Parent, Party A and Party B to inform them that the Company was exploring its strategic alternatives and delivered to each party a confidentiality and standstill agreement that prohibited such counterparty, for an agreed upon period from the date of the agreement, from offering to acquire or acquiring the Company, and from taking certain other actions, including soliciting proxies, without the prior written consent of the Company and which included provisions providing for the termination of the standstill on customary terms, including the Company’s entry into a definitive agreement with a third-party providing for a sale of the Company. Between May 13 and May 17, 2014, representatives of senior management and Sullivan & Cromwell negotiated the terms of, and the Company executed, these confidentiality and standstill agreements with each of Parent, Party A and Party B. Following entry into the confidentiality and standstill agreements, each of Parent, Party A and Party B and their respective representatives were given access to a virtual data room containing confidential information about the Company.

Beginning the week of May 19, 2014, representatives of senior management and their advisors had several due diligence meetings with representatives of Parent, Party A and Party B and their respective legal and financial advisors regarding the Company’s business and operations.

On May 20, 2014, Mr. Renaud and Maria Stahl, the Company’s Senior Vice President and General Counsel, met with representatives of Baupost to discuss the Board’s determination to explore the Company’s strategic alternatives.

Also on May 20, 2014, a representative of Centerview contacted a representative of Party C regarding its potential interest in a transaction involving the Company.

On May 23, 2014, representatives of Centerview sent to representatives of each of Parent, Party A and Party B a letter requesting each to submit a proposal with respect to a potential transaction for the Company by June 3, 2014, and representatives of Sullivan & Cromwell distributed a draft merger agreement to legal counsel for each of Parent, Party A and Party B.

Between May 23 and June 3, representatives of Sullivan & Cromwell had discussions with legal counsel for each of Parent, Party A and Party B regarding the terms and conditions of the draft merger agreement, including Parent’s legal counsel at Hughes Hubbard & Reed LLP, who we refer to as “Hughes Hubbard”.

On May 28, 2014, a representative of Party C informed a representative of Centerview that Party C would not be interested in exploring a potential transaction involving the Company.

On May 29, 2014, the independent members of the Board held a telephonic meeting that was also attended by senior management and representatives from Centerview, Sullivan & Cromwell and Jones Day, the Company’s outside litigation counsel and who we refer to as “Jones Day”. Mr. Renaud and representatives from

Centerview updated members of the Board with respect to the status of discussions with each party and noted that each party had been requested to submit a proposal along with a revised draft of a merger agreement prior to the next regularly scheduled meeting of the Board on June 4, 2014. At various times and throughout the discussions members of the Board asked questions of Mr. Renaud and representatives from Centerview. Representatives from Centerview then were excused from the meeting and representatives from Jones Day updated the members of the Board on the various ongoing litigation matters involving the Company and a Gilead in jurisdictions around the world. At various times and throughout the discussions members of the Board asked questions of representatives from Jones Day.

On May 30, 2014, representatives of Party B informed representatives of Centerview that Party B was no longer interested in pursuing a potential transaction, which representatives of Party B reaffirmed to representatives of Centerview on June 4, 2014.

On June 3, 2014, each of Parent and Party A submitted a proposal to acquire all of the outstanding Shares. Parent proposed to acquire all of the outstanding Shares at a price per Share of $18.00 in cash, which we refer to as the “Original Parent Proposal”, while Party A proposed to acquire all of the outstanding Shares at a price per Share of $14.00 in cash. Each of Parent and Party A also submitted a revised draft of the merger agreement along with related documentation with their respective proposals, including proposed support agreements each would require Baupost to execute as a condition to any proposed transaction. Following receipt of the proposals and after discussions with senior management, representatives of Centerview and Sullivan & Cromwell discussed the terms of the proposals with legal and financial advisors for each of Parent and Party A. While not providing any specifics of Parent’s proposal or the identity of Parent, representatives of Centerview informed representatives of Party A that the offer price contained in its proposal was materially lower than the offer price contained in another proposal.

On June 4 and 5, 2014 the Board held its regular quarterly meeting. On June 4, 2014, the Board had a meeting that was also attended by senior management and representatives from Baupost. Senior management reviewed with the Board the Company’s strategic plan and at various times directors asked questions of senior management with regard to the plan. Later on June 4, representatives of Centerview had a telephone conversation with representatives of Parent in which the Centerview representatives emphasized the importance of moving forward expeditiously to resolve the remaining issues under discussion by the Company and Parent.

On June 5, 2014, the Board had a meeting that was also attended by senior management and representatives from Baupost, Centerview and Sullivan & Cromwell. Representatives from Baupost discussed with the Board its view of the Company’s business, including with respect to the Company’s ongoing clinical activities and the pending litigation with Gilead. Baupost’s analysis was based on public information and not any confidential or privileged information shared by the Company with Baupost. Following this discussion with the Board, representatives of Baupost were excused from the meeting. Thereafter, representatives of Centerview discussed with the Board the financial terms of the proposals received from each of Parent and Party A, and a representative from Sullivan & Cromwell reviewed with the Board the key terms of the revised merger agreements submitted by Parent and Party A. Senior management and representatives from Centerview discussed with the Board the Company’s projections for future financial performance, as prepared by management, including the Forecasts described under the caption “Item 8. Additional Information — Certain Company Forecasts.” In connection with the discussion of the financial forecasts, the members of the Board also discussed value considerations related to Sovaldi. At various times members of the Board asked questions of representatives from Centerview and Sullivan & Cromwell. Following discussions of the proposals made by each of Parent and Party A, the Board instructed senior management and representatives from Centerview and Sullivan & Cromwell to continue discussions with each of Parent and Party A. In addition, in light of the requirement by each of Parent and Party A for a support agreement from Baupost, the Board instructed Mr. Renaud discuss this requirement with representatives of Baupost following the meeting.

On that same day and following the Board meeting, as instructed by the Board, Mr. Renaud met with representatives of Baupost to discuss the requirements contained in each of the proposals from Parent and Party A that Baupost enter into a support agreement in connection with any proposed transaction.

Later on June 5, 2014, representatives from Sullivan & Cromwell sent representatives of Hughes Hubbard a revised draft of the merger agreement. From that day until the merger agreement and related documents were executed on June 8, 2014, the parties and their respective representatives negotiated the terms of the merger agreement and related documentation. Significant issues discussed between the parties included the circumstances under which the Company could consider alternative proposals and accept superior offers, the parties’ respective obligations to obtain requisite approvals to consummate the transaction, the amount of, and circumstances under which the Company would be required to pay Parent, a termination fee and to reimburse Parent for certain transaction-related expenses, the length of the tender offer period and circumstances in which the tender offer period could or must be extended, the terms of certain representations and warranties of the Company, and terms of covenants of the Company to take and refrain from taking certain actions following execution of the merger agreement.

On June 6, 2014, Party A submitted a revised proposal to acquire all of the outstanding Shares for $18.50 per Share in cash. That same day, Mr. Renaud and Ms. Stahl and two directors from the Board met with representatives of Baupost to discuss the Company’s exploration of strategic alternatives.

Also on June 6, 2014, the Board held a meeting that was also attended by senior management and representatives from Centerview and Sullivan & Cromwell. Representatives from Centerview reviewed with the Board the terms of the revised proposal received from Party A as well as the Original Parent Proposal. The Board discussed the proposals received to date from each of Parent and Party A, including the significant value being offered by each of the proposals to the Company’s shareholders and the fact that each of Parent and Party A had expressed the importance of moving forward expeditiously. Following these discussions, the Board instructed representatives of Centerview to contact each of Parent and Party A to request final proposals by June 8, 2014.

Immediately following the Board meeting and as instructed by the Board, representatives of Centerview contacted representatives of Parent and Party A to request each submit final proposals by June 8, 2014. During the discussion with representatives of Parent and without providing any specifics of Party A’s proposal or the identity of Party A, representatives of Centerview informed representatives of Parent that the offer price contained the Original Parent Proposal was lower than the offer price contained in another proposal. Representatives from Sullivan & Cromwell also sent to legal counsel for Party A a revised draft of the merger agreement. In addition, following the June 6 Board meeting until the execution of the support agreement by Baupost and Parent on June 8, 2014, representatives from Sullivan & Cromwell, Hughes Hubbard and legal counsel for Baupost discussed the terms of the support agreement. Among the issues discussed, Baupost included as a condition to its entry into any support agreement the requirement that the Offer not expire prior to August 4, 2014.

On June 7, 2014, the Board held a meeting with senior management and representatives from Centerview and Sullivan & Cromwell. Representatives from Centerview and Sullivan & Cromwell updated the Board on the status of negotiations with each of Parent and Party A with respect to their proposals. At various time members of the Board asked questions of representatives of Centerview and Sullivan & Cromwell.

On June 8, 2014, Parent submitted its final proposal to acquire all of the outstanding Shares at a price per Share of $24.50 in cash. On that same day, Party A also submitted its final proposal to acquire all of the outstanding Shares at a price per Share of $19.75 in cash.

Later on June 8, 2014, the Board held a meeting that was also attended by senior management and representatives from Centerview and Sullivan & Cromwell. Representatives from Sullivan & Cromwell reviewed with the Board its fiduciary duties under applicable law. Representatives from Centerview and Sullivan & Cromwell reviewed with the Board the key legal and financial terms of each of the proposals from Parent and Party A and Centerview provided its financial analyses of the Company, including an overview of recent stock performance and other valuation considerations. The members of the Board also discussed value considerations related to Sovaldi. Following discussions, the Board determined that the final proposal from Parent was financially superior to the proposal from Party A and that the legal terms of each proposal were substantially the same. Representatives from Sullivan & Cromwell reviewed with the Board the terms of the proposed final merger agreement with Parent and related transaction documentation. Thereafter, Centerview delivered to the Board its oral opinion, which was confirmed by delivery of a written opinion dated June 8, 2014, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken in preparing such opinion, the Merger Consideration to be paid in the Offer and the Merger to the holders of the outstanding Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as discussed below in “— Opinion of the Company’s Financial Advisor”. The opinion delivered by Centerview is attached to this Schedule 14D-9 as Annex A. Following additional discussion and consideration of the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Board unanimously (i) approved, and declared advisable, the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the Support Agreement, upon the terms and subject to the conditions set forth in the Merger Agreement, (ii) determined that the Merger Agreement and such transactions are fair to, and in the best interests of, the Company and its stockholders (other than Parent and its subsidiaries) and (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares into the Offer. Immediately following this action by the Board, the Compensation Committee of the Board approved certain Company employment compensation, severance and other employee benefit arrangements with respect to the employees of the Company.

Immediately following the Board meeting on June 8, 2014, the Company, Parent and Merger Sub executed the Merger Agreement and Baupost and Parent executed the Support Agreement.

Before the opening of trading on the NASDAQ Stock Market on June 9, 2013, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer to acquire all of the outstanding Shares at a price of $24.50 per Share in cash, without interest, less applicable tax withholding.

On June 20, 2014, Merger Sub commenced the Offer and the Company filed this Schedule 14D-9.

Reasons for Recommendation.

In evaluating the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the Support Agreement, the Board consulted with the senior management of the Company, as well as Centerview, Sullivan & Cromwell and Jones Day. In the course of making the determination that the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the Support Agreement, are fair to and in the best interests of the Company and its stockholders (other than Parent and its subsidiaries) and to recommend that Company’s stockholders accept the Offer and tender their Shares into the Offer, the Board considered numerous factors, including the following non-exhaustive list of material factors and benefits of the Offer and the Merger, each of which the Board believed supported its unanimous determination and recommendation:

•	Offer Price. The Board considered:

•	the fact that the Offer Price represents a 239% premium to the trading price at which the Shares closed on June 6, 2014, the last trading day before the announcement of the Merger Agreement;

•	the fact that the Offer Price represents a 292% premium over the volume-weighted average trading price for the Shares for the 30-calendar day period ending immediately before the date of announcement of the Merger Agreement;

•	the fact that the Offer Price represents a 205% premium to the highest closing price in the last 12 months prior to the date of announcement of the Merger Agreement;

•	the fact that, since November 2005, the per-Share trading price of the Shares has never exceeded the level of the Offer Price; and

•	the Board’s belief that it has obtained Parent’s and Merger Sub’s best and final offer, and that, as of the date of the Merger Agreement, the Offer Price represented the highest per-Share consideration reasonably obtainable.

•	Business and Financial Condition of the Company. The Board considered the current and historical financial condition, results of operations, business, competitive position, properties, assets and prospects of the Company, the execution risks associated with the commercialization of the Company’s product portfolio, the net losses that the Company has incurred since its inception and the Company’s expectation that it will continue to incur significant continued net losses for the next several years. The Board weighed the certainty of realizing a compelling value for Shares in the Offer and the Merger compared to the uncertainty that trading values would approach the Offer Price in the foreseeable future and the substantial risk and uncertainty associated with the Company and its business as a clinical-stage pharmaceutical company (including the risk factors set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K).

•	Factors Related to Pending Litigation. The Board considered the number of ongoing patent infringement actions and interference proceedings involving the Company’s intellectual property filed by the Company against Gilead as well as those filed by Gilead against the Company. The Board weighed the certainty of realizing a compelling value for Shares in the Offer and the Merger compared to the uncertainty and the risk associated with the outcome of such infringement actions and interference proceedings, which outcome could potentially have a material impact on the value of the Shares.

•	Strategic Alternatives. The Board considered its belief that the value offered to holders of Shares in the Offer and the Merger was more favorable to holders of Shares than the potential value of remaining an independent public company. The Company actively sought proposals from other logical potential buyers (as more fully described above in “— Background of the Offer and the Merger”).

•	Centerview’s Fairness Opinion and Related Analyses. The Board considered the opinion of Centerview delivered to the Board on June 8, 2014, which was confirmed by delivery of a written opinion dated June 8, 2014, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Centerview in connection with its opinion, the Merger Consideration to be paid in the Offer and the Merger to the holders of the outstanding Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption “— Opinion of the Company’s Financial Advisor.”

•	Negotiation Process and Procedural Fairness. The Board considered the fact that the terms of the Offer and Merger were the result of robust arm’s-length negotiations conducted by the Company, with the knowledge and at the direction of the Board, and with the assistance of independent financial and legal advisors.

•	Certainty of Consideration. The Board considered the all-cash nature of the consideration to be paid in the Offer and the Merger, which allows holders of Shares to realize immediate value, in cash, for their investment in the Company, while avoiding the Company’s significant business risks, and while also providing such holders of Shares certainty of value and liquidity for their Shares.

•

Speed of Completion. The Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for the Shares, which subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, should allow stockholders to receive the consideration for their Shares in a relatively short time frame, followed by the Merger in which stockholders who do not validly exercise appraisal rights will receive the same consideration as received by those stockholders who tender their Shares in the Offer. The Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to the potential disruption and uncertainty pending closing.

•	Certain Commercialization Forecasts. The Board considered certain limited prospective forecasts for the Company prepared by Company management, which reflect an application of various commercial assumptions of the Company’s senior management to an HCV therapy scenario. For further discussion, see “Item 8. Additional Information — Certain Company Forecasts.”

•	Likelihood of Completion; Certainty of Payment. The Board considered its belief that the Offer and the Merger will likely be consummated, based on, among other factors:

•	the absence of any financing condition to consummation of the Offer or the Merger;

•	the reputation and financial condition of Parent, and Parent’s general ability to complete acquisition transactions;

•	the fact that the conditions to the Offer and Merger are specific and limited in scope;

•	the Company’s ability to request that the Delaware Court of Chancery specifically enforce the Merger Agreement, including the consummation of the Offer and the Merger; and

•	the Company’s ability under the Merger Agreement to pursue damages.

•	Other Terms of the Merger Agreement. The Board considered other terms of the Merger Agreement, which are more fully described in “Section 11 — The Merger Agreement; Other Agreements — Merger Agreement” of the Offer to Purchase. Certain provisions of the Merger Agreement that the Board considered important included:

•	Minimum Condition. Consummation of the Offer is conditioned on the satisfaction of the Minimum Condition (as defined in the Merger Agreement), which, if satisfied, would demonstrate strong support for the Offer and the Merger by holders of Shares because satisfaction of the Minimum Condition would require that at least a majority of Shares (assuming the issuance of all Shares issuable upon exercise of all outstanding Company Options and other rights to purchase the Shares) would have been tendered in the Offer and not withdrawn.

•	Ability to Respond to Certain Unsolicited Takeover Proposals. Prior to the Acceptance Time, the Board may provide confidential information and/or engage in discussions or negotiations in connection with an unsolicited bona fide written Acquisition Proposal (as defined in “Section 11 — The Merger Agreement; Other Agreements — Merger Agreement — Acquisition Proposals” in the Offer to Purchase) if the Board determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law and the Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal either constitutes or is reasonably likely to result in a Superior Proposal (as defined in “Section 11 — The Merger Agreement; Other Agreements — Merger Agreement — Acquisition Proposals” in the Offer to Purchase), subject to certain notice requirements in favor of Parent and the entry into a customary confidentiality agreement.

•

Change of Recommendation in Response to a Superior Proposal; Ability to Accept a Superior Proposal. The Board may, in connection with a Superior Proposal, effect a Change of Recommendation and/or cause the Company to terminate the Merger Agreement to enter into an Alternative Acquisition Agreement (as such terms are defined in “Section 11 — The Merger Agreement; Other Agreements — Merger Agreement — Acquisition Proposals” and in “Section 11 — The Merger Agreement; Other Agreements — Merger Agreement — Changes of Recommendation” in the Offer to Purchase), if the Board determines in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, subject to a 72-hour “matching right” that would allow Parent to match a Superior Proposal, and which will renew with any material revisions to the terms of the Superior Proposal. If the Merger Agreement is terminated by the Company in connection with the Company’s entering into an Alternative Acquisition Agreement with respect to a Superior Proposal in connection with a Change of Recommendation, then the Company will have an obligation to pay Parent a termination fee of $115.6 million (as more fully described in “Section 11 — The Merger Agreement; Other Agreements — Merger Agreement — Idenix Termination Fee” in the Offer to Purchase).

•	Intervening Event Change of Recommendation. The Board may also, in response to an event, fact, occurrence or circumstance that was not known to the Board on the date of the Merger Agreement or if known, the consequences of which were not known to the Board as of the date of the Merger Agreement, effect a Change of Recommendation if the Board determines in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, subject to a 72 hour “matching right” that would allow Parent to make such adjustments to the terms and conditions of the Merger Agreement such that the failure to take such action would no longer be inconsistent with the directors’ fiduciary duties under applicable law. If Parent terminates the Merger Agreement as a result of such a Change of Recommendation, the Company will have an obligation to pay Parent a termination fee of $115.6 million.

•	Extension of the Offer. Merger Sub’s obligation to accept for and pay for all Shares that have been validly tendered into the Offer and not properly withdrawn is subject to the satisfaction or waiver of a number of conditions, which we refer to as the Conditions to the Offer. However, Merger Sub is required, under certain circumstances, to extend the Offer beyond the initial Expiration Date if, at any otherwise scheduled Expiration Date, any of the Conditions to the Offer has not been satisfied or waived, for up to 10 business days (but not beyond the Termination Date).

•	Termination Date. The Termination Date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement allows for sufficient time to consummate the Offer and the Merger, while minimizing the length of time during which the Company would be required to operate subject to the restrictions on interim operations set forth in the Merger Agreement.

•	Cooperation. The Merger Agreement requires Parent to use its reasonable best efforts to consummate the Offer and the Merger, and sets forth agreed actions with respect to Parent’s obligations to obtain requisite approvals to consummate the Offer and the Merger.

•	Company Material Adverse Effect. The Board considered the provisions in the Merger Agreement that any changes in conditions generally affecting the pharmaceutical or biotechnology industries, any failure to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period, the execution and delivery of the Merger Agreement, the performance the obligations thereunder, or the public announcement or pendency of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Company with its employees or with any other third party and any matter relating to litigation actions and interference proceedings involving the Company and Gilead are excluded from the determination of whether a Company Material Adverse Effect (as defined and more fully described “Section 11 — The Merger Agreement; Other Agreements — Merger Agreement — Representations and Warranties” in the Offer to Purchase) has occurred that would permit Parent to elect not to consummate the Offer.

•

Appraisal Rights. The Board considered the availability of statutory appraisal rights under Delaware law in connection with the Merger for stockholders of the Company who do not tender their Shares into the Offer (and who otherwise comply with the statutory requirements of Delaware law), and who believe that exercising such rights would yield them a greater per-Share amount than the Merger

Consideration, which appraisal rights avoid delays in the transaction so that other stockholders of the Company will be able to receive in the Offer and the Merger the Offer Price or the Merger Consideration, as applicable, for their Shares.

In reaching its determinations and recommendations described above, the Board also considered the following potentially negative factors:

•	No Participation in the Company’s Future. The Board considered that if the Offer and the Merger are consummated, stockholders of the Company will receive the Offer Price in cash and will no longer have the opportunity to participate in any future earnings or growth of the Company or the combined company or benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company engages in future strategic or other transactions, is successful in patent infringement actions and/or interference proceedings or successfully commercializes any of its product candidates.

•	Non-Solicitation Covenant. The Board considered that the Merger Agreement imposes restrictions on the Company’s solicitation of Acquisition Proposals from third parties. However, based upon the process to identify certain strategic alternatives described above in “— Background of the Offer and the Merger” and Centerview’s advice as to the likely universe of other potential acquirors, the Board believed it had a strong basis for determining that the Offer and the Merger were the best transactions reasonably likely to be available to the Company.

•	Expense Reimbursement and Termination Fees. The Board considered the fact that the Company must pay Parent a termination fee of $115.6 million if the Merger Agreement is terminated under certain circumstances, including to accept a Superior Proposal, and that the amount of the termination fee is comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Company entered into a more favorable transaction. The Board also recognized that the provisions in the Merger Agreement relating to these fees were insisted upon by Parent as a condition to entering into the Merger Agreement. The Board considered that the termination fee of $115.6 million would be payable by the Company if (a) the Company terminates the Merger Agreement because the Company entered into an agreement for a Superior Proposal, (b) the Parent terminates the Merger Agreement because the Board made a Change of Recommendation or (c) (i) a bona fide Acquisition Proposal is made (or any third party publicly announced its intention to make an Acquisition Proposal), (ii) the Merger Agreement is terminated due to (I) the occurrence of the Termination Date or (II) a breach of representations and warranties and covenants by the Company, which breach is not cured within a certain period of time, and (iii) such Acquisition Proposal is consummated within 12 months of the termination of the Merger Agreement. Additionally, the Board considered that if the Merger Agreement is terminated because the Termination Date has occurred and at such time of termination the only unsatisfied condition to the Offer is that a majority of the Shares have not been tendered into the Offer, then the Company must reimburse up to $5 million of Parent’s reasonable, documented out-of-pocket expenses incurred prior to termination in connection with the transactions contemplated by the Merger Agreement, which expenses would be credited against and reduce any termination fee that could become subsequently payable under such circumstances.

•	Interim Operating Covenants. The Board considered that the Merger Agreement imposes restrictions on the conduct of the Company’s business prior to the consummation of the Offer, requiring the Company to use its reasonable best efforts to conduct its and its subsidiaries’ business in the ordinary course of business, to preserve their business organizations substantially intact, maintain satisfactory relationships with governmental entities, customers and suppliers having significant business dealings with them and keep available the services of their key employees, and that may limit the Company and its subsidiaries from taking specified actions, subject to specific limitations, which may delay or prevent the Company from undertaking business opportunities that may arise pending completion of the Offer.

•	Risks the Offer and the Merger May Not Be Completed. The Board considered the risk that such conditions to the Offer may not be satisfied in the event that a “serious adverse event” with respect to IDX-21437, samatasvir or IDX-21459 that (i) is determined by an independent safety review committee to be directly related to the IDX-21437, samatasvir or IDX-21459 and to have (a) resulted in death, (b) been life-threatening, (c) required inpatient hospitalization or a significant prolongation of existing hospitalization, (d) resulted in persistent or significant disability or incapacity, (e) resulted in a congenital anomaly or birth defect or (f) required significant intervention to prevent permanent impairment or damage; and (ii) (x) results in the FDA or a similar foreign regulatory authority placing a clinical hold on the development program of the IDX-21437, samatasvir or IDX-21459 (y) is likely to result in a significant delay to the development timeline of the IDX-21437, samatasvir or IDX-21459 as of the date of the Merger Agreement. The Board also considered the risks and costs to the Company if the Offer and the Merger are not consummated, including the diversion of management and employee attention, potential employee attrition, the potential effect on vendors, distributors, customers, partners and others that do business with the Company and the potential effect on the trading price of the Shares.

•	Potential Conflicts of Interest. The Board considered the potential conflict of interest created by the fact that the Company’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that may be different from or in addition to those of other stockholders, as more fully described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company.”

•	Tax Treatment. The Board considered that the receipt of the Offer Price and the consideration payable in the Merger will generally be taxable to stockholders of the Company. The Board believed that this was mitigated by the fact that the entire consideration payable in the Offer and the Merger would be cash, providing adequate cash for the payment of any taxes due.

The foregoing discussion of the factors considered by the Board is intended to be a summary, and is not intended to be exhaustive, but rather includes the principal factors considered by the Board. After considering these factors, the Board concluded that the positive factors relating to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, substantially outweighed the potential negative factors. The Board collectively reached the conclusion to approve the Merger Agreement and the related transactions, including the Offer and the Merger, in light of the various factors described above and other factors that the members of the Board believed were appropriate. In view of the wide variety of factors considered by the Board in connection with its evaluation of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the complexity of these matters, the Board did not consider it practical, and did not attempt to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision, and it did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Rather, the Board made its recommendation based on the totality of information it received and the investigation it conducted. In considering the factors discussed above, individual directors may have given different weights to different factors.

Intent to Tender.

As of June 18, 2014, the directors and executive officers of the Company beneficially owned 255,322 Shares (not including any Shares deliverable upon exercise or conversion of any Company Options), representing approximately less than 1% of the outstanding Shares. To the Company’s knowledge, after reasonable inquiry, the directors and executive officers of the Company currently intend to tender or cause to be tendered all Shares held of record or beneficially by them into the Offer (other than Shares as to which such holder does not have discretionary authority and Shares which may be retained in order to facilitate estate and tax planning dispositions). Additionally, a stockholder has entered into a Support Agreement with respect to a portion of its Shares. See “Item 3. Past Contacts, Transactions Negotiations and Agreements — Relationship with the Offerors and Certain of Their Affiliates — Support Agreement.”

Opinion of the Company’s Financial Advisor.

On June 8, 2014, Centerview delivered to the Board its oral opinion, subsequently confirmed in a written opinion dated June 8, 2014, to the effect that, as of the date of such opinion, based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Centerview in connection with its opinion, the Merger Consideration to be paid in the Offer and the Merger to the holders of the outstanding Shares (other than “Excluded Shares”, which include (i) Shares owned by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent and Shares owned by the Company or any direct or indirect wholly owned subsidiary of the Company, and in each case not held on behalf of third parties, and (ii) Shares owned by stockholders who have perfected and not withdrawn a demand for, or lost their right to, appraisal with respect to such Shares pursuant to Section 262 of the DGCL) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated June 8, 2014, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the transaction and Centerview’s opinion only addresses the fairness, from a financial point of view, as of the date thereof, to the holders of the outstanding Shares (other than Excluded Shares) of the Merger Consideration to be paid in the Offer and the Merger to such holders pursuant to the Merger Agreement. Centerview’s opinion does not address any other term or aspect of the Merger Agreement or the transaction and does not constitute a recommendation to any holder of Shares as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the transaction or any other matter. The summary of the written opinion of Centerview set forth below is qualified in its entirety by reference to the full text of Centerview’s written opinion attached as Annex A to this Schedule 14D-9.

The written opinion of Centerview described above should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Centerview in connection with its opinion.

Summary of Centerview Opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft, dated as of June 8, 2014, of the Merger Agreement;

•	Annual Reports on Form 10-K of the Company for the years ended December 31, 2013, December 31, 2012 and December 31, 2011;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain publicly available research analyst reports for the Company;

•	certain other communications from the Company to its stockholders; and

•	certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by the management of the Company and furnished to Centerview by the Company for purposes of Centerview’s analysis, including the Forecasts described under the caption “Item 8. Additional Information — Certain Company Forecasts,” which are collectively referred to in this summary of Centerview’s opinion as the internal data.

Centerview conducted discussions with members of the management and representatives of the Company regarding their assessment of the internal data and the strategic rationale for the transaction. In addition, Centerview reviewed publicly available financial and stock market data for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the transaction with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company’s consent, relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company’s direction, that the internal data (including, without limitation, the Forecasts) was reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company’s direction, on the internal data for purposes of its analysis and opinion. Centerview expressed no view or opinion as to the internal data or the assumptions on which it is based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and Centerview was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview also did not, at the Company’s direction, consider the probability of success or likely outcome of any pending litigation involving the Company. Centerview assumed, at the Company’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the draft, dated as of June 8, 2014, of the Merger Agreement reviewed by Centerview. Centerview also assumed, at the Company’s direction, that the transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to its analysis or opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or opinion. Centerview did not evaluate and expressed no opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and it did not express any opinion as to any legal, regulatory, tax or accounting matters.

Centerview expressed no view as to, and its opinion did not address, the Company’s underlying business decision to proceed with or effect the transaction, or the relative merits of the transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of the opinion, to the holders of the outstanding Shares (other than Excluded Shares) of the Merger Consideration to be paid in the Offer and the Merger to such holders pursuant to the Merger Agreement. Centerview was not asked to, and did not express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the transaction, including, without limitation, the structure or form of the transaction, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with (including the Support Agreement) or otherwise contemplated by the transaction, including, without limitation, the fairness of the transaction or any other term or aspect of the transaction to, or any consideration to be received in connection therewith by, or the impact of the transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the

Company or any party, or class of such persons in connection with the transaction, whether relative to the Merger Consideration to be paid in the Offer and the Merger to the holders of the outstanding Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of its written opinion.

Centerview’s opinion does not constitute a recommendation to any holder of Shares as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the transaction or any other matter.

Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the members of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of their consideration of the transaction. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis.

The following is a brief summary of the material financial analyses prepared and reviewed with the Board in connection with Centerview’s opinion, dated June 8, 2014. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview.

Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analysis should not be taken to be Centerview’s view of the actual value of the Company. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary as the tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 6, 2014 (the last trading day before the public announcement of the transaction) and is not necessarily indicative of current market conditions.

Public Comparables Analysis.

Centerview compared certain financial information for the Company to corresponding financial information for the following publicly traded companies that Centerview deemed comparable based on its experience and professional judgment to the Company:

•	Achillion Pharmaceuticals, Inc.

•	Akebia Therapeutics, Inc.

•	Arrowhead Research Corporation

•	BioCryst Pharmaceuticals, Inc.

•	Chimerix, Inc.

•	Enanta Pharmaceuticals, Inc.

•	Esperion Therapeutics, Inc.

•	Genocea Biosciences, Inc.

•	Novavax, Inc.

•	Prothena Corporation plc

•	Sangamo BioSciences, Inc.

•	Versartis, Inc.

Although none of the selected companies is directly comparable to the Company, these companies were selected, among other reasons, because they are publicly traded development-stage biopharmaceutical companies with operations and businesses that, for purposes of Centerview’s analysis, may be considered similar to those of the Company.

Using publicly available information as of June 6, 2014, Centerview calculated, for each selected company, the company’s enterprise value (calculated as the market value of common equity (taking into account outstanding in-the-money options, warrants and other convertible securities) plus the book value of debt less cash, which we refer to as “Enterprise Value”.

The following table represents the results of this analysis (dollars in millions):

Peer Group	25th Percentile	75th Percentile
Enterprise Value	$298	$677

Applying the valuation ranges above and adding to it the Company’s projected cash balance as of June 30, 2014 resulted in the following implied per Share equity value ranges for the Company’s common stock (adjusted for projected cash as of June 30, 2014):

Valuation Basis (Applied Range)	Implied Per Share Price Range
Enterprise Value	$3.05 – $5.50

Centerview then compared the results of the above analysis to the Merger Consideration to be paid in the Offer and the Merger to holders of the outstanding Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Precedent Acquisitions Analysis

Centerview analyzed certain information relating to selected transactions that Centerview deemed relevant to consider in relation to the Company and the transaction. These transactions were:

Date Announced	Acquiror	Target
04/24/13	OPKO Health, Inc.	PROLOR Biotech, Inc.

04/23/12	AstraZeneca PLC	Ardea Biosciences, Inc.

01/26/12	Amgen Inc.	Micromet, Inc.

01/07/12	Bristol-Myers Squibb Company	Inhibitex, Inc.

11/21/11	Gilead Sciences, Inc.	Pharmasset, Inc.

09/07/10	Bristol-Myers Squibb Company	ZymoGenetics, Inc.

03/09/10	Abbott Laboratories	Facet Biotech Corporation

07/22/09	Bristol-Myers Squibb Company	Medarex, Inc.

05/21/09	Johnson & Johnson	Cougar Biotechnology, Inc.

No company or transaction used in this analysis is identical or directly comparable to the Company or the transaction. These transactions above were selected, among other reasons, because their participants, size and other factors, for purposes of Centerview’s analysis, may be considered similar to the transaction. Financial data for the selected transactions were based on publicly available information at the time of the announcement of the relevant transactions.

Using publicly available information, Centerview calculated, for each selected transaction, the percentage premium represented by the transaction price per share compared to the target company’s (i) market price per share on the trading day prior to the first public knowledge of the possibility of the transaction, which we refer to as “% premium to 1-day unaffected price”, and (ii) 30-day volume-weighted average price per share leading up to the first public knowledge of the possibility of the transaction, which we refer to as “% premium to 30-day VWAP unaffected price”.

The following table represents the results of this analysis (dollars in millions):

Precedent Transactions	25th Percentile	75th Percentile
% premium to 1-day unaffected price	33%	90%
% premium to 30-day VWAP unaffected price	33%	100%

Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied (i) a range of 33% to 90% to the Company’s market price per Share at the close of trading on June 6, 2014, the unaffected price on the trading day prior to public announcement of the transaction between the Company and Parent and (ii) a range of 33% to 100% to the Company’s 30-day volume-weighted average price per Share leading up to June 6, 2014.

Applying the ranges above resulted in the following implied per Share equity value ranges for the Company’s common stock:

Valuation Basis (Applied Range)	Implied Per Share Price Range
% premium to 1-day unaffected price (33% – 90%)	$9.60 – $13.75
% premium to 30-day VWAP unaffected price (33% –100%)	$8.35 – $12.50

Centerview then compared the results of the above analysis to the Merger Consideration to be paid in the Offer and the Merger to holders of the outstanding Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of the Company based on the Base Case, Low Case and High Case projections. Centerview calculated the forecasted fully-taxed unlevered free cash flows of the Company based on each of the Base Case, Low Case and High Case during the period beginning on June 30, 2014 and ending on December 31, 2030 and assumed that fully-taxed unlevered free cash flows would decline in perpetuity after December 31, 2030 at a rate of free cash flow decline of 40.0% – 80.0% year-over-year. The fully-taxed unlevered free cash flows were then discounted to present values using a midpoint range of discount rates from 12% to 14%. This range of discount rates was based on Centerview’s analysis of the Company’s weighted average cost of capital. In performing its discounted cash flow analysis, Centerview adjusted for (i) federal net operating losses, estimated by the Company’s management to equal approximately $465.3 million as of June 30, 2014, plus the tax shields generated from future estimated losses, and (ii) cash balances, estimated by the Company’s management to equal approximately $161 million as of June 30, 2014. See “Item 8. Additional Information — Certain Company Forecasts.”

This analysis resulted in the following implied per Share equity value ranges for the Company’s common stock:

Case	Implied Per Share Price Range
Low Case	$3.55 – $4.35
Base Case	$7.90 – $9.50
High Case	$12.05 – $14.45

Centerview then compared the results of the above analysis to the Merger Consideration to be paid in the Offer and the Merger to holders of the outstanding Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Considerations

Centerview noted for the Board certain additional factors solely for informational purposes, including, among other things, the following:

•	Historical closing trading prices of the Company’s common stock during the 52-week period ended June 6, 2014, which reflected low and high stock trading prices for the Company during such period of approximately $3.22 to $8.04 per share;

•	Stock price targets for the Company’s common stock in publicly available Wall Street research analyst reports, which indicated low and high stock price targets for the Company ranging from $3.00 to $11.00 per share; and

•	Centerview noted for the Board certain hypothetical illustrative net present values of a royalty on worldwide Sovaldi sales. For purposes of such illustration, at the direction of the management of the Company, Centerview assumed, among other things, 2013 sales of Sovaldi of $139 million, first quarter 2014 sales of Sovaldi of $2.3 billion, Sovaldi sales thereafter through 2020 consistent with Wall Street research analysts’ median estimates, and fixed annual sales declines at the midpoint of 5% and 20% from 2021 through 2030. At the direction of management of the Company, Centerview also assumed a 13% discount rate and royalties between 2013 and 2030 with no terminal value. At hypothetical illustrative probability of success rates ranging from 25% to 75% and royalty rates ranging from 1.0% to 5.0%, Centerview calculated per Share equity value ranges for the Company’s common stock of hypothetical illustrative risk-adjusted net present values of a royalty on worldwide Sovaldi sales ranging from $0.75 to $12.50.

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

In performing its financial analyses, Centerview considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of the Company and its advisors. No company or transaction used in the analyses is identical to the Company or the transaction, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies analyzed. The assumptions and estimates contained in the financial analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. In addition, financial analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Centerview prepared the above analyses for the purpose of providing its opinion to the Board regarding whether, as of the date of Centerview’s written opinion, the Merger Consideration to be paid in the Offer and the Merger to the holders of the outstanding Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Centerview or any other person assumes responsibility if future results are different from those described, whether or not any such difference is material.

Centerview’s opinion and analyses were only one of many factors taken into consideration by the Board in its evaluation of the transaction. Consequently, the analyses described above should not be viewed as determinative of the views of the Board or the Company’s management with respect to the Merger Consideration or as to whether the Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between the Company and Parent and was approved by the Board. Centerview provided advice to the Company during these negotiations. Centerview did not, however, recommend any specific amount of consideration to the Company or the Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, Centerview did not provide any investment banking or other services to the Company, Parent or Merger Sub for which Centerview received any compensation. Centerview may provide investment banking and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent or any of their respective affiliates, or any other party that may be involved in the transaction.

The Board selected Centerview as its financial advisor in connection with the transaction based on Centerview’s reputation and experience with respect to the pharmaceutical and biopharmaceutical industries generally. Centerview is a nationally recognized investment banking firm that has substantial experience in transactions similar to the transaction. In connection with Centerview’s services as the financial advisor to the Company and the Board, the Company has agreed to pay Centerview an aggregate fee of $46.2 million, all of which is payable contingent upon consummation of the transaction. In addition, the Company has agreed to pay Centerview certain fees in connection with other advisory services rendered or to be rendered by Centerview relating to settlements and/or other outcomes of the litigation involving the Company and Gilead. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Information pertaining to the retention of Centerview in “Item 4. The Solicitation or Recommendation — Opinion of the Company’s Financial Advisor” is incorporated herein by reference.

Joele Frank, Wilkinson Brimmer Katcher assisted the Company as its public relations advisor with the Offer and the Merger under customary terms and conditions. The Company has agreed to pay such advisor customary compensation for such services.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders of the Company on its behalf with respect to the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, other than:

Name	Date of Transaction	Nature of Transaction	Number of Shares		Exercise Price Per Option
Wayne T. Hockmeyer	6/5/2014	Annual option award of non-employee directors	20,000	(1)	$6.88
Thomas R. Hodgson	6/5/2014	Annual option award of non-employee directors	20,000	(1)	$6.88
Tamar Howson	6/5/2014	Annual option award of non-employee directors	20,000	(1)	$6.88
Denise Pollard-Knight	6/5/2014	Annual option award of non-employee directors	20,000	(1)	$6.88
Charles A. Rowland, Jr.	6/5/2014	Annual option award of non-employee directors	20,000	(1)	$6.88
Michael S. Wyzga	6/5/2014	Annual option award of non-employee directors	20,000	(1)	$6.88
Ronald C. Renaud, Jr.	6/5/2014	Transfer of 89,990 Shares to the Ronald Renaud 2014 Irrevocable Trust	89,990		—
Ronald C. Renaud, Jr.	6/19/2014	Rescission of transfer of 89,990 Shares to the Ronald Renaud 2014 Irrevocable Trust	89,990		—

(1)	Number of Shares underlying the option

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject Company Negotiations.

Except as otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION.

Regulatory Approvals.

The Offer is conditioned on (a) satisfaction (or waiver) of the condition that (i) all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder, which we refer to as the “HSR Act”, will have expired or been terminated and (ii) an authorization by the Ministry of Economy pursuant to Articles L151-3 and R153-1 et seq. (as modified by Decree n°2014-479 of May 14, 2014) of the French Financial and Monetary Code or (b) confirmation (in form and substance reasonably satisfactory to Parent) that such laws do not apply to this transaction, which we refer to as the “Regulatory Condition”. In order to satisfy the Regulatory Condition the parties must make a filing with the Federal Trade Commission, which we refer to as the “FTC”. If Merger Sub’s acquisition of Shares is delayed due to a failure to satisfy the Regulatory Condition, the Offer will be extended in certain circumstances. See “Section 1 — Terms of the Offer” of the Offer to Purchase.

Antitrust.

Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain acquisition transactions may not be consummated until required information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice, which we refer to as the “Antitrust Division”, and certain waiting period requirements have been satisfied. These requirements apply to Merger Sub’s acquisition of the Shares in the Offer and the Merger. The purchase of Shares pursuant to the Offer is subject to such requirements. See “Section 15 — Conditions of the Offer” of the Offer to Purchase.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen (15) calendar day waiting period which begins when the acquiring person has filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the reviewing agency. If the end of the fifteen (15) calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 p.m., Eastern Time, the next business day. In addition, pursuant to agency practice, if the reviewing agency has not completed its investigation during the fifteen (15) calendar day waiting period, the acquiring person may withdraw the HSR filing and refile it within two (2) business days without paying an additional filing fee. This procedure allows the reviewing agency an additional fifteen (15) calendar days to review the transaction. The parties each filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on June 18, 2014, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., Eastern Time, on July 3, 2014, unless earlier terminated by the reviewing agency, or the acquiring person withdraws and refiles its HSR filing. If, prior to the expiration of the HSR waiting period, either the FTC or the Antitrust Division issues a request for additional information and documentary material, which we refer to as “Second Request”, the waiting period with respect to the Offer and the Merger would be extended for an additional period of up to ten (10) calendar days following the date of the acquiring person’s substantial compliance with the Second Request. At any time during this period, the reviewing agency can grant early termination of the waiting period. After the expiration of the ten (10) calendar day waiting period, absent Parent’s and the Company’s agreement to extend the review time, the reviewing agency can prevent closing only by court order.

At any time before or after Merger Sub’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Merger Sub or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

French Financial and Monetary Code

The parties will obtain confirmation from the Ministry of Economy (in form and substance reasonably satisfactory to Parent) that Articles L151-3 and R153-1 et seq. (as modified by Decree n°2014-479 of May 14, 2014) of the French Financial and Monetary Code do not apply to the transactions contemplated by the Merger Agreement or, in the alternative, requisite authorization without condition of the Ministry of Economy of the transactions contemplated by the Merger Agreement.

Notice of Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if Merger Sub purchases Shares in the Offer, and the Merger is consummated, holders of Shares immediately prior to the Effective Time are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL.

The Company has set a record date of June 13, 2014 for purposes of determining the shareholders entitled to receive a notice of appraisal under Section 262(d)(2) of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B and which is hereby incorporated by reference. All references in Section 262 of the DGCL and in this summary to a “stockholder” or to a “holder of Shares” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time and who (i) did not tender their Shares in the Offer; (ii) make a timely and proper demand for appraisal of their Shares and follow the other procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, as determined by such court, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” could be greater than, less than or the same as the Offer Price or the consideration payable in the Merger (which equals the Offer Price).

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the Surviving Corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	prior to the later of the consummation of the Offer and July 10, 2014, deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder intends thereby to demand an appraisal of his, her or its Shares;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Written Demand by the Record Holder.

All written demands for appraisal should be addressed to General Counsel and Corporate Secretary, Idenix Pharmaceuticals, Inc., 320 Bent Street, Cambridge, Massachusetts 02141. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, any holders of Shares who desire to have their Shares appraised should initiate all necessary actions to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph. If a petition for appraisal is not timely filed, then the stockholders’ right to an appraisal will cease.

Upon the filing of a petition for appraisal by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Delaware Register in Chancery a duly verified list, which we refer to as the “Verified List”, containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the consideration payable in the Merger (which equals the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price or the Merger Consideration (which equals the Offer Price). Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the Merger Consideration (which equals the Offer Price).

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of an appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such stockholder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Company. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Company and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL, including delivering a demand for appraisal of your Shares to the Company as provided herein by the later of the consummation of the Offer or July 10, 2014. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the Company’s stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statute.

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL, which we refer to as “Section 203”, prohibits an “interested stockholder” (which includes a person who owns or has the right to acquire 15% or more of the corporation’s issued and outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the time such person became an interested stockholder unless, among other things, the board of directors of the corporation approved, prior to the interested person becoming such, either the business combination or the transaction in which the interested stockholder became such. The Company has opted out of Section 203 and, therefore, the provisions of Section 203 are inapplicable to the Company.

The Company is not aware of any state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any other state takeover laws or regulations. As set forth in the Offer to Purchase, in the event it is asserted that one or more state takeover statutes is applicable to the Offer and an appropriate court does not determine that such statute is inapplicable or invalid as applied to the Offer, Merger Sub might be required to file certain information with, or to receive approval from, the relevant state authorities, and Merger Sub might be unable to accept for payment or pay for Shares tendered into the Offer, or be delayed in consummating the Offer.

Vote Required to Approve the Merger.

The Board has approved the Merger Agreement, the Offer, the Merger and other transactions contemplated by the Merger Agreement, including the Support Agreements, in accordance with the DGCL. The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger upon the acquisition by Merger Sub of one share more than 50% of the number of Shares that are then issued and outstanding, and if the Merger is so effected pursuant to Section 251(h) of the DGCL, no vote of the stockholders of the Company will be required to consummate the Merger.

Certain Litigation.

On June 16, two cases were filed in the Court of Chancery of the State of Delaware against the Company, its directors and certain officers, and Parent and Merger Sub, captioned as follows: Ronald Burns, et. al. v. Idenix Pharmaceuticals, Inc., et. al., Case No. 9764-VCG (Del. Ch.) and Emin Dulger, et. al. v. Idenix Pharmaceuticals, Inc., et. al., Case No. 9767-VCG (Del. Ch.). The two cases are putative class actions brought by purported stockholders alleging, among other things, that the Company’s directors breached their fiduciary duties by approving the Merger Agreement, and that the Company, Parent and Merger Sub aided and abetted these alleged breaches of fiduciary duty. Both complaints seek, among other things, either to enjoin the proposed transaction or to rescind it should it be consummated, as well as money damages.

Golden Parachute Compensation.

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the Merger-related compensation payable to our named executive officers.

The terms of the Merger Agreement provide for vesting of outstanding Company Options in connection with the transactions triggered as of the Acceptance Time. At the Acceptance Time, all outstanding Company Options not previously exercised will be converted into cash as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Effect of the Offer and the Merger Agreement on Company Options.”

Each of our named executive officers is also entitled to certain payments and benefits pursuant to the agreements described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Employment Agreements.”

The amounts set forth in the table below assume the following:

•	the Acceptance Time occurred on June 18, 2014, the last practicable date prior to the filing of this Schedule 14D-9;

•	the Company’s named executive officers were terminated without “cause” immediately following the Acceptance Time on June 18, 2014; and

•	the per Share cash consideration payable under the Merger Agreement is $24.50.

The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9, and do not reflect certain compensation actions occurring before completion of the Merger. As a result, the actual amounts, if any, to be received by a named executive officer may differ materially from the amounts set forth below.

Golden Parachute Compensation
Name	Cash Severance Payments (1)	Equity (2)	Perquisites/ Benefits (3)	Total (4)
Ronald C. Renaud, Jr.	$1,760,000	$16,598,149	$32,697	$18,390,846
Daniella Beckman	$1,035,000	$3,799,858	$21,798	$4,856,656
Paul Fanning	$742,500	$2,529,286	$21,798	$3,293,584
Douglas Mayers, M.D.	$1,140,000	$4,051,425	$21,798	$5,213,223
Maria Stahl	$1,020,000	$3,986,389	$21,798	$5,028,187

(1)	These amounts represent “double-trigger” cash severance amounts payable following a qualifying termination of employment within one year following the Acceptance Time, in each case, assuming base salaries and bonus opportunities remain unchanged from their current levels.
(2)	These amounts represent “single-trigger” cash payments in exchange for the cancellation of unvested Company Options at the Effective Time, which will occur automatically at the Acceptance Time and without regard to whether or not the named executive officer’s employment is terminated.
(3)	These amounts represent the value of “double-trigger” payments for Company-paid COBRA premiums for up to 12 months (18 months for Mr. Renaud), payable following a qualifying termination of employment within one year following the Acceptance Time.

(4)	The employment agreements with the Company’s named executive officers provide that payments that would be subject to the imposition of an excise tax under Section 4999 of the U.S. Internal Revenue Code of 1986, as amended, will be reduced to the maximum amount that will result in no excise tax, if the net after-tax amount of such reduced payments are greater than the amount that would be received without any such reduction. The amounts shown in the Golden Parachute Compensation Table do not reflect any such reductions.

Certain Company Forecasts.

In addition to their consideration of the Offer and the Merger, the Board and the Company’s senior management have regularly reviewed and discussed the Company’s research and development activities relating to its drug candidates, as well as the potential for commercializing those drug candidates, have periodically considered whether the continued execution of the Company’s business strategy as a stand-alone company, or a possible license of assets or sale to, or a combination with, a third-party offers the best opportunity to enhance stockholder value, have considered opportunities to enter into collaborative agreements with other companies, and have evaluated various business development and/or business combination strategies.

The Company, which does not yet have any marketed products, does not, as a matter of course, make public long-term projections as to future revenues, earnings or other results due to the extreme uncertainty of the underlying assumptions and estimates. However, in connection with the Board’s regular review of the Company’s strategic alternatives, including the Offer and the Merger, the Company’s senior management prepared prospective risk-adjusted forecasts for the Company (which reflect a peak share of 15%) by estimating future commercialization metrics with respect to the Company’s clinical-stage drug candidates — specifically, IDX-21437 and samatasvir (or IDX-719), herein referred to as the “Base Case”. The Company’s senior management based these prospective commercialization forecasts on certain proprietary assumptions about the launch timing, pricing, market growth, market share, competition, the commercial life of the drug candidates, and other relevant factors relating to the commercialization of each of the Company’s drug candidates. In addition, senior management of the Company provided the Board and advisors with an upside sensitivity case based on these risk-adjusted financial forecasts (which reflect a peak share of 25%) and a downside sensitivity case based on these risk-adjusted financial forecasts (which reflect a peak share of 5%), herein referred to as the “High Case” and the “Low Case,” respectively, and, collectively with the Base Case, as the “Forecasts.”

The Company is electing to summarize the Forecasts in this Schedule 14D-9 to provide holders of Shares access to certain nonpublic prospective commercialization information that was made available to the Board for purposes of considering and evaluating Parent’s business combination proposal. The Forecasts were also provided to the Company’s financial advisor, Centerview. See a description of Centerview’s fairness opinion above in “Item 4. The Solicitation or Recommendation — Opinion of the Company’s Financial Advisor.” The Forecasts were not prepared with a view toward public disclosure, and inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company or any other recipient of this information considered, or now considers, them to be a reflection of possible outcomes or predictive of actual future results. Neither the Company nor any of its affiliates assumes any responsibility to holders of Shares for the accuracy of this information. The Forecasts were not provided to Parent.

The Forecasts were, in general, prepared solely for internal use, are subjective in many respects and are thus subject to interpretation. The Forecasts reflect numerous estimates and assumptions made by the Company’s senior management with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to the Company’s drug candidates, all of which are difficult to predict and many of which are beyond the Company’s control. As a result, there can be no assurance that the Forecasts accurately reflect future trends with respect to HCV therapy or accurately estimate the future market for the Company’s drug candidates. There can be no assurance that any of the Company’s clinical-stage drug candidates will be efficacious in the treatment of HCV, and it is possible that other therapeutic scenarios will be preferable methods to treat chronic HCV infection.

In particular, the Forecasts, while presented with numerical specificity necessarily, were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of Company’s senior management. Because the Forecasts cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Company’s control. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Forecasts not being achieved include, but are not limited to, the timing of regulatory approvals and introduction of new products, market acceptance of new products, success of clinical testing, availability of third-party reimbursement, impact of competitive products and pricing, the effect of regulatory actions, the effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislation and other risk factors described in Company’s annual report on Form 10-K for the fiscal year ended December 31, 2013, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. In addition, the Forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period.

Accordingly, there can be no assurance that the Forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or consider the Forecasts to be predictive of actual future events, and the Forecasts should not be relied upon as such. Neither the Company, Parent nor any of their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the date the Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Forecasts are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Forecasts, except as otherwise required by law. Neither the Company, Parent nor any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any holders of Shares or other person regarding the ultimate performance of the Company compared to the information contained in the Forecasts or that the Forecasts will be achieved. The Company has made no representation to Parent, in the Merger Agreement or otherwise, concerning the Forecasts.

The Forecasts were prepared based on the Company’s continued operation as a stand-alone company. They do not take into account the Offer, including the potential synergies that may be achieved by the combined company as a result of the Offer or the effect of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement’s having been executed.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, holders of Shares are cautioned not to place undue, if any, reliance on the Forecasts.

Forecasts.

The Forecasts provided by the Company’s senior management include long-term projections from the second half of 2014 through 2030 for IDX-21437, samatasvir (or IDX-719) and two separate incremental combination therapy scenarios. The Forecasts include U.S. revenues as well as revenues from upfront/milestone payments and royalties for non-U.S. sales (but exclude royalties with respect to Sovaldi, a product of Gilead). The Forecasts also include cost of goods sold (COGS), research and development expenses and general administrative costs not attributed to a specific product.

The Forecasts are based upon certain financial, operating and commercial assumptions. With respect to IDX-21437 and samatasvir combination therapy, assumptions include:

•	U.S. base price rate of $70,000 per treatment and 25% gross-to-net ratio.

•	Assumed execution of an out-license deal for non-U.S. countries and receive upfront/milestones payments, cost share and royalty on non-U.S. sales.

With respect to incremental combination therapy A (i.e., combination therapy of IDX-21437, samatasvir and a third direct-acting antiviral agent) and incremental combination therapy B (i.e., combination of two nucleotide prodrugs), assumptions include:

•	Incremental combination therapy A and incremental combination therapy A and B to add 10% and 15% market share incrementally, respectively.

Forecasts

(dollars in millions)

Base Case

Fiscal Year	2H 2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Total Revenue	—	$92	$55	$68	$172	$451	$774	$942	$983	$992	$970	$886	$780	$672	$634	$609	$592
Total EBIT	($96)	($102)	($80)	($45)	$34	$258	$517	$648	$680	$687	$668	$601	$516	$430	$397	$375	$360
Free Cash Flow	($94)	($98)	($75)	($40)	$39	$260	$511	$425	$449	$454	$442	$401	$346	$290	$268	$253	$243

High Case

Fiscal Year	2H 2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Total Revenue	—	$92	$55	$83	$276	$685	$1,157	$1,368	$1,420	$1,429	$1,396	$1,275	$1,122	$968	$913	$877	$852
Total EBIT	($96)	($102)	($80)	($32)	$115	$440	$818	$983	$1,024	$1,031	$1,004	$909	$787	$663	$617	$586	$564
Free Cash Flow	($94)	($98)	($75)	($28)	$118	$439	$607	$642	$672	$678	$661	$601	$523	$442	$411	$390	$376

Low Case

Fiscal Year	2H 2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Total Revenue	—	$92	$55	$53	$68	$218	$391	$516	$545	$555	$543	$496	$437	$377	$355	$341	$332
Total EBIT	($96)	($102)	($80)	($57)	($47)	$76	$216	$313	$335	$342	$331	$294	$246	$197	$178	$165	$156
FCF	($94)	($98)	($75)	($52)	($40)	$80	$220	$318	$310	$230	$224	$200	$169	$137	$125	$116	$110

No assurances can be given that any of the foregoing metrics comprising the Forecasts will accurately reflect future conditions. In addition, the Forecast reflects numerous assumptions and estimates as to future events made by the Company’s senior management at the time when the Forecast was prepared. Holders of Shares are urged to review the Company’s most recent SEC filings for a description of the reported results of operations, financial condition and capital resources during the Company’s most recent fiscal year.

Additional Cautionary Statements about the Forecasts.

Modeling and forecasting the future commercialization of clinical stage drug candidates is a highly speculative endeavor. In addition to the various limitations described above, there can also be no assurance that the Company will obtain and maintain any of the regulatory approvals necessary for the commercialization of its drug candidates, or that the Company’s competitors will not commercialize products that are safer, more effective, or more successfully marketed and sold than any product that the Company may commercialize. Since each of the Forecasts covers multiple years, such forecasts by their nature are unlikely to anticipate each circumstance that will have an effect on the commercial value of the Company’s drug candidates. Holders of Shares are urged to review the Company’s most recent SEC filings for a description of risk factors with respect to the Company’s business. See also “Cautionary Statement Regarding Forward-Looking Statements” below. None of the Forecasts was prepared with a view toward complying with U.S. GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled or performed any procedures with respect to the Forecasts or expressed any opinion or any form of assurance related thereto.

Readers of this Schedule 14D-9 are cautioned not to rely on any of the Forecasts. No representation or warranty is or has been made to the Offerors or holders of Shares by the Company or any other person regarding the information included in the Forecasts, the results of the Company’s clinical trials, the efficacy or marketability of the Company’s drug candidates or the overall future performance of the Company. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Forecasts will be predictive of actual future events nor construed as financial guidance, and they should not be relied on as such.

THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE ANY OF THE FORECASTS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FORECASTS ARE NO LONGER APPROPRIATE.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Schedule 14D-9 contains “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: any statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger; any statements regarding the expected timing of the completion of the Offer and the Merger; any statements regarding the ability to complete the Offer or the Merger considering the various closing conditions, including the Minimum Condition; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and stockholders of the Company are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the stockholders of the Company will tender their Shares into the Offer; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the Offer and the Merger making it more difficult for the Company to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industrial, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this Schedule 14D-9 and other documents filed with the SEC by the Company, as well as the Schedule TO filed with the SEC by Parent and Merger Sub. All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Stockholders of the Company also may obtain free copies of the documents filed with the SEC by the Company at www.idenix.com. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

ITEM 9.	EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated June 20 , 2014 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO of Imperial Blue Corporation, filed by Merck & Co., Inc. and Imperial Blue Corporation with the SEC on June 20, 2014, File No. 005-79969 (the “Schedule TO”)).

Exhibit No.	Description

(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(6)	Summary Advertisement as published in The New York Times on June 20, 2014 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(7)	Joint Press Release of Parent and the Company, dated as of June 9, 2014 (incorporated by reference to Exhibit 99.2 to the Idenix Pharmaceuticals, Inc. Current Report on Form 8-K filed with the SEC on June 9, 2014, File No. 000-49839).

(a)(8)	Presentation of Merck & Co., Inc. (incorporated by reference to Exhibit (a)(2) to the Merck & Co., Inc. Schedule TO-C filed with the SEC on June 9, 2014, File No. 005-79969).

(a)(9)	Press Release, dated as of June 20, 2014 (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO).

(a)(10)	Opinion of Centerview Partners LLC, dated as of June 8, 2014 (included as Annex A to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of June 8, 2014, among the Company, Parent and Merger Sub (incorporated by reference to Exhibit 2.1 to the Idenix Pharmaceuticals, Inc. 8-K filed with the SEC on June 9, 2014, File No. 000-49839).

(e)(2)	Support Agreement, dated as of June 8, 2014, by and among Parent, Merger Sub and The Baupost Group, L.L.C. (incorporated by reference to Exhibit 99.1 to the Idenix Pharmaceuticals, Inc. 8-K filed with the SEC on June 9, 2014, File No. 000-49839).

(e)(3)	Restated Certificate of Incorporation of Idenix Pharmaceuticals, Inc., amended as of May 8, 2003 (incorporated by reference to Exhibit 3.1 to the Idenix Pharmaceuticals, Inc. S-1 filed with the SEC on December 15, 2003, File No. 333-111157).

(e)(4)	Certificate of Amendment of Restated Certificate of Incorporation, amended as of July 21, 2004 (incorporated by reference to Exhibit 3.1 to the Idenix Pharmaceuticals, Inc. 10-Q filed with the SEC on August 26, 2004, File No. 000-49839).

(e)(5)	Certificate of Amendment of Restated Certificate of Incorporation, amended as of January 30, 2006 (incorporated by reference to Exhibit 3.3 to the Idenix Pharmaceuticals, Inc. 10-K filed with the SEC on March 16, 2006, File No. 000-49839).

(e)(6)	Certificate of Amendment of Restated Certificate of Incorporation, amended as of June 1, 2007 (incorporated by reference to Exhibit 3.4 to the Idenix Pharmaceuticals, Inc. 10-K filed with the SEC on March 14, 2008, File No. 000-49839).

(e)(7)	Certificate of Amendment of Restated Certificate of Incorporation, amended as of June 3, 2011 (incorporated by reference to Exhibit 3.1 to the Idenix Pharmaceuticals, Inc. 10-Q filed with the SEC on August 9, 2011, File No. 000-49839).

(e)(8)	Second Amended and Restated Bylaws of Idenix Pharmaceuticals, Inc., dated as of September 13, 2012 (incorporated by reference to Exhibit 3.1 to the Idenix Pharmaceuticals, Inc. 8-K filed with the SEC on September 19, 2012, File No. 000-49839).

Exhibit No.	Description

(e)(9)	Form of Incentive Stock Option Agreement for awards granted pursuant to the 2012 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Idenix Pharmaceuticals, Inc. 10-Q filed with the SEC on August 8, 2012, File No. 000-49839).

(e)(10)	Form of Nonstatutory Stock Option Agreement for awards granted pursuant to the 2012 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Idenix Pharmaceuticals, Inc. 10-Q filed with the SEC on August 8, 2012, File No. 000-49839).

(e)(11)	Form of Incentive Stock Option Agreement for awards granted pursuant to the 2005 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.2 to the Idenix Pharmaceuticals, Inc. 8-K filed with the SEC on June 13, 2005, File No. 000-49839).

(e)(12)	Form of Nonstatutory Stock Option Agreement for awards granted pursuant to the 2005 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.3 to the Idenix Pharmaceuticals, Inc. 8-K filed with the SEC on June 13, 2005, File No. 000-49839).

(e)(13)	Form of Incentive Stock Option Agreement for awards granted pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.28 to the Idenix Pharmaceuticals, Inc. 10-K filed with the SEC on March 17, 2005, File No. 000-49839).

(e)(14)	Form of Nonstatutory Stock Option Agreement for awards granted pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.29 to the Idenix Pharmaceuticals, Inc. 10-K filed with the SEC on March 17, 2005, File No. 000-49839).

(e)(15)	2012 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Idenix Pharmaceuticals, Inc. 10-Q filed with the SEC on August 8, 2012, File No. 000-49839).

(e)(16)	2005 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 to the Idenix Pharmaceuticals, Inc. 10-Q filed with the SEC on July 27, 2010, File No. 000-49839).

(e)(17)	2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.32 to the Idenix Pharmaceuticals, Inc. S-1 Amendment 2 filed with the SEC on June 1, 2004, File No. 333-111157).

(e)(18)	Amended and Restated 1998 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Idenix Pharmaceuticals, Inc. S-1 Amendment 2 filed with the SEC on June 1, 2004, File No. 333-111157).

(e)(19)	Separation and General Release Agreement, dated as of December 23, 2010, by and between the Registrant and Jean-Pierre Sommadossi (incorporated by reference to Exhibit 10.1 to the Idenix Pharmaceuticals, Inc. 8-K filed with the SEC on December 30, 2010, File No. 000-49839)

(e)(20)	Separation and General Release Agreement, dated as of September 9, 2013, by and between the Registrant and David Standring (incorporated by reference to Exhibit 10.46 to the Idenix Pharmaceuticals, Inc. 10-K filed with the SEC on February 27, 2014, File No. 000-49839)

(e)(21)	Employment Letter, dated as of December 1, 2010, by and between the Registrant and Ronald C. Renaud, Jr. (incorporated by reference to Exhibit 10.1 to the Idenix Pharmaceuticals, Inc. 8-K filed with the SEC on December 6, 2010, File No. 000-49839).

(e)(22)	Employment Letter, dated as of December 8, 2010, by and between the Registrant and Douglas L. Mayers, M.D. (incorporated by reference to Exhibit 10.60 to the Idenix Pharmaceuticals, Inc. 10-K filed with the SEC on March 7, 2011, File No. 000-49839).

(e)(23)	Employment Letter, dated as of November 30, 2010, by and between the Registrant and Maria Stahl (incorporated by reference to Exhibit 10.62 to the Idenix Pharmaceuticals, Inc. 10-K filed with the SEC on March 7, 2011, File No. 000-49839).

Exhibit No.	Description

(e)(24)	Employment Letter, dated as of June 20, 2011, by and between the Registrant and Daniella Beckman (incorporated by reference to Exhibit 10.1 to the Idenix Pharmaceuticals, Inc. 8-K filed with the SEC on June 24, 2011, File No. 000-49839).

(e)(25)	Employment Letter, dated as of December 30, 2013, by and between the Registrant and Jacques Dumas, Ph.D (incorporated by reference to Exhibit 10.1 to the Idenix Pharmaceuticals, Inc. 8-K filed with the SEC on January 6, 2014, File No. 000-49839).

(e)(26)	Employment Letter, dated as of November 23, 2010, by and between the Registrant and Paul Fanning (incorporated by reference to Exhibit 10.1 to the Idenix Pharmaceuticals, Inc. 8-K filed with the SEC on June 17, 2014, File No. 000-49839).

Annex A — Centerview Opinion Letter, dated as of June 8, 2014

Annex B — Delaware Appraisal Statute (DGCL Section 262)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

IDENIX PHARMACEUTICALS, INC.

Dated: June 20, 2014	By:	/s/ Ronald C. Renaud, Jr.
	Name:	Ronald C. Renaud, Jr.
	Title:	President and Chief Executive Officer and Director (Principle Executive Officer)

ANNEX A

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

June 8, 2014

The Board of Directors

Idenix Pharmaceuticals, Inc.

320 Bent Street

Cambridge, MA 02141

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Idenix Pharmaceuticals Inc., a Delaware corporation (the “Company”), of the $24.50 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) among the Company, Merck & Co., Inc., a New Jersey corporation (“Parent”), and Imperial Blue Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”). The Agreement provides (i) for Merger Sub to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $24.50 per Share, net to the seller in cash without interest, for each Share accepted and (ii) that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (x) Shares owned by Parent, Merger Sub or any other direct or indirect wholly-owned subsidiary of Parent and Shares owned by the Company or any direct or indirect wholly owned subsidiary of the Company, and in each case not held on behalf of third parties, and (y) Shares that are owned by stockholders who have perfected and not withdrawn a demand for, or lost their right to, appraisal pursuant to Section 262 of the Delaware General Corporation Law with respect to such Shares (the Shares referred to in clauses (x) and (y), “Excluded Shares”)) will be converted into the right to receive $24.50 per Share in cash, without interest (the per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We will receive a fee for our services in connection with the Transaction, all or a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we have not provided investment banking or other services to the Company, Parent or Merger Sub for which we have received any compensation. We may provide investment banking and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain

(i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated June 8, 2014 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2013, December 31, 2012 and December 31, 2011; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data and the strategic rationale for the Transaction. In addition, we reviewed publicly available financial and stock market data for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We did not, at your direction, consider the probability of success or likely outcome of any pending litigation involving the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with (including the Support Agreement referenced therein) or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The Company may reproduce this written opinion in full in any proxy statement, solicitation/recommendation statement or other filing required to be made by the Company with the Securities and Exchange Commission pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 in connection with the Transaction if such inclusion is required by applicable law, and in materials required to be delivered to stockholders of the Company which are part of such filings. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC

CENTERVIEW PARTNERS LLC

ANNEX B

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in

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accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value,

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the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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